Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

SUPPLEMENT NO. 8 DATED MARCH 20, 2014

TO PROSPECTUS DATED JULY 31, 2013

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated July 31, 2013 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus and this Supplement No. 8 (which is cumulative and replaces all prior Supplements).

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, changes in laws or regulations or interpretations of current laws and regulations that impact our business, assets or classification as a real estate investment trust, our ability to realize our anticipated return on our energy investment, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide, Holdings, Inc. or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide Holdings, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of February 28, 2014, 97,671,192 Units remain unsold. Our offering of Units expired on January 19, 2014. Pursuant to Rule 415(a)(6) of the Securities Act, we have filed a new registration statement with the Securities and Exchange Commission (“SEC”) to sell the remaining 97,671,192 Units. While our new registration statement is under review by the SEC, Rule 415(a)(5) of the Securities Act permits us to continue to offer and sell Units, under our original registration statement, until the earlier of the effective date of our new registration statement or 180 days after the third anniversary of the initial effectiveness date of our original registration statement.

As of February 28, 2014, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	75,056,080	825,616,883	743,055,195

Total	84,579,890	$925,616,883	$833,055,195

Distributions

Our distributions since initial capitalization through December 31, 2013 totaled approximately $127.9 million and were paid at a monthly rate of $0.06875 per common share beginning in February 2011. For the same period, our net cash generated from operations was approximately $81.4 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, a portion of distributions paid through December 31, 2013 have been funded from proceeds from our on-going best-efforts offering of Units and borrowings under our credit facility, and are expected to be treated as a return of capital for federal income tax purposes. The following is a summary of the distributions and net cash from (used in) operations.

Period	Total Distributions Declared and Paid per Share	Total Distributions Declared and Paid	Net Cash From/ (Used in) Operations(a)	Net Income/ (Loss)(a)	Percentage of Net Cash From/ (Used in) Operations To Total Distributions
For the period Aug. 13, 2010 (initial capitalization through Dec. 31, 2010	$—	$—	$(6,000)	$(31,000)	—
1st Quarter 2011	0.13750	1,855,000	(2,488,000)	(2,390,000)	-134%
2nd Quarter 2011	0.20625	5,753,000	(1,059,000)	(1,179,000)	-18%
3rd Quarter 2011	0.20625	7,596,000	846,000	(473,000)	11%
4th Quarter 2011	0.20625	8,390,000	3,522,000	(1,092,000)	42%
1st Quarter 2012	0.20625	9,336,000	1,905,000	1,974,000	20%
2nd Quarter 2012	0.20625	10,596,000	9,616,000	5,900,000	91%
3rd Quarter 2012	0.20625	12,079,000	11,515,000	5,519,000	95%
4th Quarter 2012	0.20625	13,023,000	10,097,000	3,686,000	78%
1st Quarter 2013	0.20625	13,622,000	3,830,000	2,888,000	28%
2nd Quarter 2013	0.20625	14,339,000	12,994,000	9,186,000	91%
3rd Quarter 2013	0.20625	15,428,000	15,664,000	8,182,000	102%
4th Quarter 2013	0.20625	15,899,000	14,974,000	6,082,000	94%

Total	$2.40625	$127,916,000	$81,410,000	$38,252,000	64%

Note for Table:

(a)

See complete consolidated statements of cash flows and consolidated statements of operations for the 12 months ending December 31, 2013, 2012 and 2011 included in our most recent Form 10-K for the year ended December 31, 2013.

In February 2011, our Board of Directors established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. We intend to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by our Board of Directors. Our objective in setting a distribution rate is to project a rate that will provide consistency over our existence taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles. To meet this objective, we may require the use of debt or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been funded with proceeds from our offering of Units and borrowings under our credit facility, our ability to maintain our current intended rate of distribution will be based on our ability to generate cash from operations at this level, as well as our ability to utilize currently available financing, or our ability to obtain additional financing. Since there can be no assurance that the properties already acquired or that will be acquired will provide income at this level, or that we will be able to obtain additional financing, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors—We may be unable to make distributions to our shareholders,” on page 27 of our prospectus.

Net Book Value Per Share

In connection with this on-going offering of Units, we are providing information about our net book value per share. Net book value per share is calculated as total book value of assets minus total liabilities. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net book value does not reflect value per share upon an orderly sale or liquidation of the Company in accordance with our investment objectives. Our net book value reflects dilution in the value of our Units from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid to acquire real estate including commissions to Apple Suites Realty Group, Inc. (“ASRG”), (ii) the funding of distributions from sources other than cash flow from operations, and (iii) fees paid in connection with our on-going best-efforts offering, including selling commissions and marketing fees. As of December 31, 2013, our net book value per share was $8.66. We calculated our net book value by subtracting total liabilities from total assets and dividing by the total number of Units outstanding at December 31, 2013.

The offering price of shares under our on-going best-efforts offering at December 31, 2013 was $11.00. Our offering price was not established on an independent basis and bears no relationship to the net book value of our assets. There is currently no established public market in which our common shares or Units are traded, however as discussed above in the Status of the Offering section of this supplement, 75.1 million Units have been purchased at $11 per Unit. As discussed in the prospectus the Units will be illiquid for an indefinite period of time. We will continue to use the $11 per Unit price as the offering price until such time as buyers are not available, or until we have an orderly sale or liquidation in accordance with our investment objectives outlined in the prospectus.

Unit Redemption Program

In April 2012, we instituted a Unit Redemption Program to provide limited interim liquidity to our shareholders who have held their Units for at least one year. Shareholders may request redemption of Units for a purchase price equal to 92.5% of the price paid per Unit if the Units have been owned for five years or less, or 100% of the price paid per Unit if the Units have been owned more than five years. The maximum number of Units that may be redeemed in any given year is three percent (3%) of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. In the case of redemption of Units following the death of all shareholders in one account, the purchase price will equal 100% of the price paid by the deceased shareholders for the Units. We reserve the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program.

Under the terms of the Unit Redemption Program, the funding for the redemption of Units comes exclusively from the net proceeds we receive from the sale of Units under our best-efforts offering or our dividend reinvestment plan which we plan to implement following the conclusion of our offering. However, until we implement our dividend reinvestment plan, we funded Unit redemptions for the periods noted below from the net proceeds we received from the sale of our Units under our best-efforts offering.

Since inception of the program through January 31, 2014, we have redeemed approximately 3.8 million Units representing $38.4 million. As contemplated in the program, beginning with the October 2012 redemption, the scheduled redemption date for the fourth quarter of 2012, through the April 2013 redemption, the scheduled redemption date for the second quarter of 2013, and in January 2014, the scheduled redemption date for the first quarter of 2014, we redeemed Units on a pro rata basis due to the 3% limitation discussed above. Prior to October 2012 and from July 2013, the scheduled redemption date for the third quarter of 2013, through October 2013, the scheduled redemption date for the fourth quarter of 2013, we redeemed 100% of redemption requests. The following is a summary of the Unit redemptions:

Redemption Date	Total Requested Unit Redemptions at Redemption Date	Units Redeemed	Total Redemption Requests Not Redeemed at Redemption Date	Average Price Paid on Redemptions for Quarter
April 2012	474,466	474,466	—	$10.22
July 2012	961,236	961,236	—	10.09
October 2012	617,811	46,889	570,922	10.58
January 2013	938,026	114,200	823,826	10.73
April 2013	1,063,625	637,779	425,846	10.19
July 2013	677,855	677,855	—	10.16
October 2013	609,079	609,079	—	10.18
January 2014	357,013	242,644	114,369	10.34

LEGAL PROCEEDINGS

The term the “Apple REIT Entities” means Apple REIT Ten, Inc. (the “Company”), Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc.

On December 13, 2011, the United States District Court for the Eastern District of New York ordered that three putative class actions, Kronberg, et al. v. David Lerner Associates, Inc., et al., Kowalski v. Apple REIT Ten, Inc., et al., and Leff v. Apple REIT Ten, Inc., et al., be consolidated and amended the caption of the consolidated matter to be In re Apple REITs Litigation. The District Court also appointed lead plaintiffs and lead counsel for the consolidated action and ordered lead plaintiffs to file and serve a consolidated complaint by February 17, 2012. The Company was previously named as a party in all three of the above mentioned class action lawsuits.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against the Company, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, and David Lerner Associates, Inc. and David Lerner. The consolidated complaint, which was dismissed in April 2013, was purportedly brought on behalf of all purchasers of Units in the Company and the other Apple REIT Entities, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New

York, Connecticut and Florida, and alleged that the Apple REIT Entities “misrepresented the investment objectives of the Apple REITs, the dividend payment policy of the Apple REITs, and the value of their Apple REIT investments.” The consolidated complaint asserted claims under Sections 11, 12 and 15 of the Securities Act of 1933, as well as claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint sought, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

On April 18, 2012, the Company, and the other defendants moved to dismiss the consolidated complaint in the In re Apple REITs Litigation. By Order entered on March 31, 2013 and opinion issued on April 3, 2013, the Court dismissed the consolidated complaint in its entirety with prejudice and without leave to amend. Plaintiffs filed a Notice of Appeal to the Second Circuit Court of Appeals on April 12, 2013, and filed their Brief for Plaintiffs-Appellants on July 26, 2013. Defendants-Appellees filed their Briefs on October 25, 2013. In response to the Defendants-Appellees Briefs, the Plaintiffs- Appellants filed a Reply Brief with the court on November 15, 2013. Oral argument in the Second Circuit Court of Appeals is scheduled for March 31, 2014. The Company believes that Plaintiffs’ claims against it, its officers and directors and other Apple REIT Entities were properly dismissed by the lower court, and intends to vigorously defend the judgment as entered. In the event some or all of Plaintiffs’ claims are revived as a result of Plaintiffs’ appeal, the Company will, once again, defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

RECENT DEVELOPMENTS

Credit Facility

On July 26, 2013, through one of our wholly-owned subsidiaries, we entered into an unsecured revolving credit facility with a commercial bank in an initial amount of $75 million. On October 3, 2013, the credit agreement was amended to increase the amount of the facility to $100 million and to allow for future increases in the amount of the facility to $150 million, subject to certain conditions. On January 30, 2014, we increased the amount of the facility to $150 million. The credit facility will be utilized for acquisitions, hotel renovations, working capital and other general corporate funding purposes, including the payment of redemptions and distributions. Under the terms of the credit facility, we may make voluntary prepayments in whole or in part, at any time. The credit facility matures in July 2015; however, we have the right, upon satisfaction of certain conditions, including covenant compliance and payment of an extension fee, to extend the maturity date to July 2016. Interest payments are due monthly and the interest rate, subject to certain exceptions, is equal to the one-month LIBOR (the London Inter-Bank Offered Rate for a one-month term) plus a margin ranging from 2.25% to 2.75%, depending upon our leverage ratio, as calculated under the terms of the credit facility. We are also required to pay an unused facility fee of 0.25% or 0.35% on the unused portion of the revolving credit facility, based on the amount of borrowings outstanding during the quarter.

On the day of closing of the credit facility, we borrowed $54.0 million under the credit facility, of which $53.6 million was used to fund a portion of the aggregate purchase price of eight hotels that closed on July 26, 2013 as described below and $0.4 million was used to pay loan origination costs.

The credit facility contains mandatory prepayment requirements, customary affirmative covenants, negative covenants and events of default. The financial covenants include, among others, a minimum net worth, maximum debt limits, maximum distributions, minimum debt service and fixed charge coverage ratios and restrictions on investments.

Subcontract Agreement

Effective March 1, 2014, Apple REIT Seven, Inc. (“Apple Seven”) and Apple REIT Eight, Inc. (“Apple Eight”) merged with and into Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc., (“Apple Hospitality”) in two merger transactions. Pursuant to the terms and conditions of the merger agreement, dated as of August 7, 2013 (the “Merger Agreement”), upon completion of the mergers, the separate corporate existence of Apple Seven and Apple Eight ceased (the “A7 and A8 mergers”). As contemplated in the Merger Agreement, in connection with the A7 and A8 mergers effective March 1, 2014, Apple Hospitality became a self-advised REIT, and Apple Seven, Apple Eight and Apple Hospitality terminated their advisory agreements with their respective advisors. Also, in connection with the Merger Agreement, on August 7, 2013, Apple Hospitality entered into a subcontract agreement, as amended, (the “Subcontract Agreement”) with Apple Ten Advisors, Inc. (“A10A”) to subcontract A10A’s obligations under the advisory agreement between A10A and us to Apple Hospitality. The Subcontract Agreement provides that, from and after the A7 and A8 mergers, Apple Hospitality will provide to us the advisory services contemplated under the A10A advisory agreement and Apple Hospitality will receive the fees and expenses payable under the A10A advisory agreement from us. We also signed the Subcontract Agreement to acknowledge the terms of the Subcontract Agreement. The Subcontract Agreement has no impact on the Company’s advisory agreement with A10A.

Advisory Agreement

Upon a determination by our independent members of our Board of Directors, the Advisory Agreement between us and A10A was renewed for an additional one (1) year term expiring on December 20, 2014.

Related Party Settlement with SEC

On February 12, 2014, the SEC entered into settlement agreements with Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc., (the “Other REITs”), their respective advisory companies (the “Advisors”), Chief Executive Officer and Chairman Glade M. Knight, and Chief Financial Officer Bryan F. Peery. The Company was not part of the settlement and the SEC will not seek any sort of sanction or monetary penalty against the Company related to the previously disclosed SEC investigation.

To effectuate the settlement against the Other REITs, and without admitting or denying any of the SEC’s allegations, the Other REITs consented to the issuance of an administrative order alleging disclosure deficiencies and deficiencies in related controls resulting in violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 (for Apple REIT Seven, Inc. and Apple REIT Eight, Inc. only) and certain provisions of Sections 13 and 14 of the Securities Exchange Act of 1934 (the “Exchange Act”). Specifically, the order alleges that from 2008 through 2011, the Other REITs had deficiencies related to the disclosure of the process used to price shares sold in their dividend reinvestment plans, disclosure of compensation paid to executives by the Advisors, and disclosure of transactions among the Other REITs. The Advisors, Mr. Knight and Mr. Peery, also without admitting or denying any allegations, consented to the issuance of the order alleging that, based on the alleged disclosure deficiencies described above, they were a cause of the Other REITs’ violations of certain provisions of Sections 13 and 14 of the Exchange Act. In addition, the order provides that Mr. Knight and Mr. Peery violated Section 16 of the Exchange Act based on Mr. Knight’s alleged failure to file timely with the SEC one Form 3 and one Form 4 for Apple REIT Nine, Inc., and Mr. Peery’s alleged failure to file timely one Form 4 for Apple REIT Nine, Inc. Further, the order provides that Mr. Knight and Mr. Peery each violated Rule 13a-14 of the Exchange Act based on the officer certifications they provided in their respective roles as Chief Executive Officer and Chief Financial Officer for the Other REITs. The order requires the Other REITs, the Advisors, Mr. Knight and Mr. Peery to cease and desist from committing or causing any such violations in the future, and requires the Advisors, Mr. Knight and Mr. Peery to pay civil penalties. The order had no impact on the financial statements for the Other REITs.

SUMMARY OVERVIEW

Summary of Real Estate Investments

Since our prospectus dated July 31, 2013, we have purchased 14 additional hotels. Currently, through our subsidiaries, we own a total of 49 hotels. These hotels contain a total of 6,188 guest rooms. They were purchased for an aggregate gross purchase price of $829.8 million. Financial and operating information about our purchased hotels is provided in another section below.

Description of Real Estate Owned

The map below shows the states in which our hotels are located, and the following charts summarize our room and franchise information.

States in which Our Hotels are Located

Number of Guest Rooms by State:

Type and Number of Hotel Franchises:

Summary of Potential Acquisitions

We have entered into, or caused one of our indirect wholly-owned subsidiaries to enter into, a purchase contract for one other hotel. This contract is for a purchase of the entity that currently owns the property. The following table summarizes hotel and contract information:

Hotel Location	Franchise	Date of Purchase Contract	Number of Rooms	Gross Purchase Price
Fort Lauderdale, Florida(a)/(b)	Residence Inn	February 28, 2013	156	$23,088,000

Notes for Table:

(a)	The hotel is currently under construction. The table shows the expected number of rooms upon hotel completion and the expected franchise.

(b)

If the seller meets all of the conditions to closing, the Company is obligated to specifically perform under the contract. As the property is under construction, at this time, the seller has not met all of the conditions to closing.

We have no material relationship or affiliation with the prospective seller of the hotel described above, except through the pending purchase contract and any related documents.

The purchase contract listed above required a deposit upon (or shortly after) execution. An additional deposit is due upon the expiration of the contract review period. If a closing occurs under the purchase contract, the initial and additional deposits are credited toward the purchase price. If a closing does not occur because the seller fails to satisfy a condition to closing or breaches the purchase contract, the applicable deposits would be refunded to us. The total of both the initial and additional deposits for the purchase contract listed above is $5,000.

For the purchase contract listed above, there are material conditions to closing that presently remain unsatisfied. Accordingly, there can be no assurance at this time that a closing will occur under this purchase contract.

Source of Funds and Related Party Payments

Our recent purchases, which resulted in our ownership of 14 additional hotels, were funded by the proceeds from our ongoing offering of Units and borrowings under our credit facility. Our offering proceeds also have been used to fund the deposits required by the hotel purchase contract.

We have entered into a property acquisition and disposition agreement with ASRG to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. The entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used borrowings under our credit facility to pay $4.7 million to ASRG, representing 2% of the gross purchase price for our recent purchases.

David Lerner Associates, Inc., ASRG and A10A earned the compensation and expense reimbursements shown below in connection with their services from inception through the period ending December 31, 2013 relating to our offering phase, acquisition phase and operations phase.

David Lerner Associates, Inc. is not related to ASRG or A10A. ASRG and A10A are owned by Glade M. Knight, our Chairman and Chief Executive Officer.

As described on page 12 of our prospectus under the heading “Compensation” and as shown below, we pay certain fees and expenses as they are incurred, while others accrue and will be paid in future periods, subject in some cases to the achievement of performance criteria. We did not incur any amounts in connection with our disposition phase through December 31, 2013.

Cumulative through December 31, 2013

	Incurred	Paid	Accrued
Offering Phase
Selling commissions paid to David Lerner Associates, Inc. in connection with the offering	$67,614,750	$67,614,750	$—
Marketing expense allowance paid to David Lerner Associates, Inc. in connection with the offering	22,538,250	22,538,250	—

	90,153,000	90,153,000	$—

Acquisition Phase
Acquisition commission paid to Apple Suites Realty Group, Inc.	15,700,000	15,700,000	—
Reimbursement of costs paid to Apple Suites Realty Group, Inc.	1,900,000	1,900,000	—
Reimbursement of certain deposits to Apple Suites Realty Group, Inc.	105,000	105,000	—
Operations Phase
Asset management fee paid to Apple Ten Advisors, Inc.	2,100,000	2,100,000	—
Reimbursement of costs paid to Apple Ten Advisors, Inc.	3,200,000	3,200,000	—
Fees for Account Maintenance Services to Shareholders paid to David Lerner Associates, Inc.	605,000	547,000	58,000

SUMMARY OF CONTRACTS FOR OUR RECENTLY PURCHASED PROPERTIES

The following information updates the contract information included in our prospectus dated July 31, 2013 for our recently purchased hotels.

Ownership, Leasing and Management Summary

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

We have no material relationship or affiliation with the sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel Location		Franchise(a)	Hotel Owner/Lessor	Lessee	Manager
1.	Oklahoma City, Oklahoma	Homewood Suites	Apple Ten Oklahoma, LLC	Apple Ten Hospitality Management, Inc.	Chartwell Hospitality, LLC(b)
2.	Denton, Texas	Homewood Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Texas Services IV, Inc.	Chartwell Hospitality, LLC(b)
3.	Maple Grove, Minnesota	Hilton Garden Inn	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	North Central Hospitality, LLC(b)
4.	Phoenix, Arizona	Hampton Inn & Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	North Central Hospitality, LLC(b)
5.	Phoenix, Arizona	Homewood Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	North Central Hospitality, LLC(b)
6.	Phoenix, Arizona	Courtyard	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	North Central Hospitality, LLC(b)
7.	Omaha, Nebraska	Hampton Inn & Suites	Apple Ten Nebraska, LLC	Apple Ten Hospitality Management, Inc.	North Central Hospitality, LLC(b)
8.	Omaha, Nebraska	Homewood Suites	Apple Ten Nebraska, LLC	Apple Ten Hospitality Management, Inc.	North Central Hospitality, LLC(b)
9.	Colorado Springs, Colorado	Hampton Inn & Suites	Apple Ten SPE Colorado Springs, Inc.	Apple Ten Services Colorado Springs, Inc.	Chartwell Hospitality, LLC(b)
10.	Franklin, Tennessee	Courtyard	Apple Ten SPE Franklin I, Inc.	Apple Ten Services Franklin I, Inc.	Chartwell Hospitality, LLC(b)
11.	Franklin, Tennessee	Residence Inn	Apple Ten SPE Franklin II, Inc.	Apple Ten Services Franklin II, Inc.	Chartwell Hospitality, LLC(b)
12.	Dallas, Texas	Homewood Suites	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Texas Services III, Inc.	Texas Western Management Partners, L.P.
13.	Oklahoma City, Oklahoma	Hilton Garden Inn	Apple Ten Oklahoma, LLC	Apple Ten Oklahoma Services, Inc.	Raymond Management Company, Inc.(b)
14.	Oklahoma City, Oklahoma	Homewood Suites	Apple Ten Oklahoma, LLC	Apple Ten Oklahoma Services, Inc.	Raymond Management Company, Inc.(b)

Notes:

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

(b)	The hotel specified was purchased from an affiliate of the indicated manager.

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 5 years. The applicable lessee has the option to extend its lease term for one additional three-year period, provided it is not in default at the end of the initial term.

Each lease provides for annual base rent and percentage rent. Shown below are the annual base rents and the lease commencement dates for our recently purchased hotels:

Hotel Location		Franchise	Annual Base Rent	Date of Lease Commencement
1.	Oklahoma City, Oklahoma	Homewood Suites	$766,000	July 26, 2013
2.	Denton, Texas	Homewood Suites	787,000	July 26, 2013
3.	Maple Grove, Minnesota	Hilton Garden Inn	1,081,000	July 26, 2013
4.	Phoenix, Arizona	Hampton Inn & Suites	612,000	July 26, 2013
5.	Phoenix, Arizona	Homewood Suites	809,000	July 26, 2013
6.	Phoenix, Arizona	Courtyard	853,000	July 26, 2013
7.	Omaha, Nebraska	Hampton Inn & Suites	1,452,000	July 26, 2013
8.	Omaha, Nebraska	Homewood Suites	1,227,000	July 26, 2013
9.	Colorado Springs, Colorado	Hampton Inn & Suites	855,000	November 8, 2013
10.	Franklin, Tennessee	Courtyard	2,024,000	November 8, 2013
11.	Franklin, Tennessee	Residence Inn	1,978,000	November 8, 2013
12.	Dallas, Texas	Homewood Suites	1,161,000	December 5, 2013
13.	Oklahoma City, Oklahoma	Hilton Garden Inn	1,911,000	January 31, 2014
14.	Oklahoma City, Oklahoma	Homewood Suites	1,229,000	January 31, 2014

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees.

Management Agreements

Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate. Our leasing subsidiary may terminate the management agreements if the managers fail to achieve certain performance levels.

Franchise Agreements

In general, for our hotels franchised by Hilton Worldwide Holdings, Inc. or one of its affiliates, there is a franchise license agreement between the applicable lessee (as specified in the previous section) and Hilton Worldwide Holdings, Inc. or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

For the hotels franchised by Marriott International, Inc. or one of its affiliates, there is a relicensing franchise agreement between the applicable lessee (as specified in the previous section) and Marriott International, Inc. or an affiliate. Each relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable relicensing franchise agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

FINANCIAL AND OPERATING INFORMATION
FOR OUR PURCHASED PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our hotels:

Table 1. General Information

Hotel Location		Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)	Purchase Date
1.	Denver, Colorado	Hilton Garden Inn	221	$58,500,000	$159-179	$53,251,891	March 4, 2011
2.	Winston-Salem, North Carolina	Hampton Inn & Suites	94	11,000,000	99-149	9,560,000	March 15, 2011
3.	Charlotte, North Carolina	Fairfield Inn & Suites	94	10,000,000	109-119	8,623,000	March 25, 2011
4.	Columbia, South Carolina	TownePlace Suites	91	10,500,000	119	9,887,100	March 25, 2011
5.	Knoxville, Tennessee	SpringHill Suites	103	14,500,000	139-169	13,616,000	June 2, 2011
6.	Gainesville, Florida	Hilton Garden Inn	104	12,500,000	129-139	11,640,500	June 2, 2011
7.	Richmond, Virginia	SpringHill Suites	103	11,000,000	89-129	9,912,500	June 2, 2011
8.	Pensacola, Florida	TownePlace Suites	98	11,500,000	119-164	10,631,500	June 2, 2011
9.	Mobile, Alabama	Hampton Inn & Suites	101	13,000,000	129-139	13,000,000	June 2, 2011
10.	Cedar Rapids, Iowa	Homewood Suites	95	13,000,000	129	12,132,000	June 8, 2011
11.	Cedar Rapids, Iowa	Hampton Inn & Suites	103	13,000,000	119-139	12,216,000	June 8, 2011
12.	Hoffman Estates, Illinois	Hilton Garden Inn	184	10,000,000	119-149	8,503,880	June 10, 2011
13.	Davenport, Iowa	Hampton Inn & Suites	103	13,000,000	134-154	11,892,740	July 19, 2011
14.	Knoxville, Tennessee	Homewood Suites	103	15,000,000	169-179	13,988,500	July 19, 2011
15.	Knoxville, Tennessee	TownePlace Suites	98	9,000,000	119-139	8,275,800	August 9, 2011
16.	Mason, Ohio	Hilton Garden Inn	110	14,825,000	130-160	13,642,000	September 1, 2011
17.	Omaha, Nebraska(c)	Hilton Garden Inn	178	30,018,279	149-169	28,618,279	September 1, 2011
18.	Des Plaines, Illinois	Hilton Garden Inn	251	38,000,000	159-279	35,072,300	September 20, 2011
19.	Merrillville, Indiana	Hilton Garden Inn	124	14,825,000	124-129	13,405,500	September 30, 2011
20.	Austin/Round Rock, Texas	Homewood Suites	115	15,500,000	149-159	12,682,500	October 3, 2011
21.	Scottsdale, Arizona	Hilton Garden Inn	122	16,300,000	169-189	14,211,443	October 3, 2011
22.	South Bend, Indiana	Fairfield Inn & Suites	119	17,500,000	134-170	17,500,000	November 1, 2011
23.	Charleston, South Carolina	Home2 Suites	122	13,908,000	134-139	12,994,455	November 10, 2011
24.	Oceanside, California	Courtyard	142	30,500,000	125-159	27,296,000	November 28, 2011
25.	Skokie, Illinois	Hampton Inn & Suites	225	32,000,000	139-169	29,824,160	December 19, 2011
26.	Tallahassee, Florida	Fairfield Inn & Suites	97	9,354,916	99-149	8,256,916	December 30, 2011
27.	Gainesville, Florida	Homewood Suites	103	14,550,000	149-169	13,398,000	January 27, 2012
28.	Nashville, Tennessee	TownePlace Suites	101	9,848,413	109-124	9,143,413	January 31, 2012

Hotel Location		Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)	Purchase Date
29.	Jacksonville, North Carolina	Home2 Suites	105	$12,000,000	$144-164	$11,211,000	May 4, 2012
30.	Boca Raton, Florida	Hilton Garden Inn	149	10,900,000	109-149	8,755,000	July 16, 2012
31.	Houston, Texas	Courtyard	124	14,632,000	109-139	13,369,300	July 17, 2012
32.	Huntsville, Alabama	Hampton Inn & Suites	98	11,466,000	124-134	10,753,500	March 14, 2013
33.	Huntsville, Alabama	Home2 Suites	77	9,009,000	109-119	8,471,500	March 14, 2013
34.	Fairfax, Virginia	Marriott	310	34,000,000	149-179	27,250,000	March 15, 2013
35.	Houston, Texas	Residence Inn	120	18,000,000	159-219	16,919,900	June 7, 2013
36.	Oklahoma City, Oklahoma	Homewood Suites	90	11,500,000	149-169	10,621,510	July 26, 2013
37.	Denton, Texas	Homewood Suites	107	11,300,000	119-159	10,208,840	July 26, 2013
38.	Maple Grove, Minnesota	Hilton Garden Inn	120	12,675,000	139-219	10,980,000	July 26, 2013
39.	Phoenix, Arizona	Hampton Inn & Suites	125	8,600,000	99-109	8,600,000	July 26, 2013
40.	Phoenix, Arizona	Homewood Suites	134	12,025,000	109-129	12,025,000	July 26, 2013
41.	Phoenix, Arizona	Courtyard	127	10,800,000	124-164	9,416,900	July 26, 2013
42.	Omaha, Nebraska	Hampton Inn & Suites	139	19,775,000	119-159	16,692,720	July 26, 2013
43.	Omaha, Nebraska	Homewood Suites	123	17,625,000	139-199	14,229,080	July 26, 2013
44.	Colorado Springs, Colorado	Hampton Inn & Suites	101	11,500,000	99-144	10,484,000	November 8, 2013
45.	Franklin, Tennessee	Courtyard	126	25,500,000	189-219	24,251,088	November 8, 2013
46.	Franklin, Tennessee	Residence Inn	124	25,500,000	169-259	24,270,912	November 8, 2013
47.	Dallas, Texas	Homewood Suites	130	25,350,000	209-229	23,364,900	December 5, 2013
48.	Oklahoma City, Oklahoma	Hilton Garden Inn	155	27,352,950	189-209	26,021,315	January 31, 2014
49.	Oklahoma City, Oklahoma	Homewood Suites	100	17,647,050	169-204	16,787,930	January 31, 2014

	Total		6,188	$829,786,608

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers. Rates reflected were in effect at acquisition.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

(c)	For this hotel, the original purchase price was adjusted by $818,279 for the cost associated with the prepayment by the seller of the existing loan secured by this hotel.

Table 2. Loan Information(a)

Hotel		Franchise	Assumed Principal Balance of Loan	Annual Interest Rate	Maturity Date
1.	Knoxville, Tennessee	Homewood Suites	$11,500,000	6.30%	October 2016
2.	Knoxville, Tennessee	TownePlace Suites	7,392,000	5.45%	December 2015
3.	Des Plaines, Illinois	Hilton Garden Inn	20,838,000	5.99%	August 2016
4.	Scottsdale, Arizona	Hilton Garden Inn	10,585,000	6.07%	February 2017
5.	Skokie, Illinois	Hampton Inn & Suites	19,092,000	6.15%	July 2016
6.	Gainesville, Florida	Homewood Suites	13,067,000	5.89%	May 2017
7.	Colorado Springs, Colorado	Hampton Inn & Suites	8,231,000	6.25%	July 2021
8.	Franklin, Tennessee	Courtyard and Residence Inn	30,492,000	6.25%	August 2021

			$121,197,000

Note for Table 2:

(a)

This table summarizes loans that (i) pre-dated our purchase, (ii) are secured by our hotels, as indicated and (iii) were assumed by our purchasing subsidiary. Each loan provides for monthly payments of principal and interest on an amortized basis.

Table 3. Operating Information(a)

PART A

Hotel Location		Franchise	Avg. Daily Occupancy Rates (%)
			2009	2010	2011	2012	2013
1.	Denver, Colorado	Hilton Garden Inn	65%	75%	76%	76%	79%
2.	Winston-Salem, North Carolina	Hampton Inn & Suites	n/a	55%	69%	70%	75%
3.	Charlotte, North Carolina	Fairfield Inn & Suites	n/a	30%	48%	60%	63%
4.	Columbia, South Carolina	TownePlace Suites	65%	72%	70%	71%	67%
5.	Knoxville, Tennessee	SpringHill Suites	77%	77%	77%	77%	70%
6.	Gainesville, Florida	Hilton Garden Inn	62%	60%	70%	70%	76%
7.	Richmond, Virginia	SpringHill Suites	58%	62%	64%	68%	69%
8.	Pensacola, Florida	TownePlace Suites	70%	82%	77%	73%	70%
9.	Mobile, Alabama	Hampton Inn & Suites	67%	82%	68%	65%	74%
10.	Cedar Rapids, Iowa	Homewood Suites	n/a	55%	69%	74%	71%
11.	Cedar Rapids, Iowa	Hampton Inn & Suites	58%	65%	66%	68%	61%
12.	Hoffman Estates, Illinois	Hilton Garden Inn	57%	66%	66%	62%	65%
13	Davenport, Iowa	Hampton Inn & Suites	69%	76%	79%	83%	79%
14.	Knoxville, Tennessee	Homewood Suites	80%	81%	82%	78%	71%
15.	Knoxville, Tennessee	TownePlace Suites	69%	67%	73%	74%	70%
16.	Mason, Ohio	Hilton Garden Inn	n/a	57%	70%	71%	73%
17.	Omaha, Nebraska	Hilton Garden Inn	72%	74%	70%	75%	75%
18.	Des Plaines, Illinois	Hilton Garden Inn	61%	72%	78%	81%	82%
19.	Merrillville, Indiana	Hilton Garden Inn	54%	69%	71%	74%	78%
20.	Austin/Round Rock, Texas	Homewood Suites	n/a	41%	74%	75%	85%
21.	Scottsdale, Arizona	Hilton Garden Inn	55%	60%	65%	59%	68%
22.	South Bend, Indiana	Fairfield Inn & Suites	n/a	46%	61%	69%	74%
23.	Charleston, South Carolina	Home2 Suites	n/a	n/a	12%	47%	71%
24.	Oceanside, California	Courtyard	n/a	n/a	32%	59%	64%
25.	Skokie, Illinois	Hampton Inn & Suites	74%	75%	73%	77%	77%
26.	Tallahassee, Florida	Fairfield Inn & Suites	n/a	n/a	16%	54%	62%
27.	Gainesville, Florida	Homewood Suites	66%	66%	68%	67%	71%
28.	Nashville, Tennessee	TownePlace Suites	n/a	n/a	n/a	75%	83%
29.	Jacksonville, North Carolina	Home2 Suites	n/a	n/a	n/a	66%	71%
30.	Boca Raton, Florida	Hilton Garden Inn	54%	55%	68%	70%	71%

Hotel Location		Franchise	Avg. Daily Occupancy Rates (%)
			2009	2010	2011	2012	2013
31.	Houston, Texas	Courtyard	n/a	n/a	n/a	37%	61%
32.	Huntsville, Alabama	Hampton Inn & Suites	n/a	n/a	n/a	n/a	55%
33.	Huntsville, Alabama	Home2 Suites	n/a	n/a	n/a	n/a	60%
34.	Fairfax, Virginia	Marriott	77%	78%	78%	78%	62%
35.	Houston, Texas	Residence Inn	n/a	n/a	n/a	50%	81%
36.	Oklahoma City, Oklahoma	Homewood Suites	75%	80%	80%	84%	84%
37.	Denton, Texas	Homewood Suites	25%	63%	81%	81%	84%
38.	Maple Grove, Minnesota	Hilton Garden Inn	56%	62%	61%	70%	69%
39.	Phoenix, Arizona	Hampton Inn & Suites	26%	45%	53%	58%	65%
40.	Phoenix, Arizona	Homewood Suites	28%	63%	64%	72%	79%
41.	Phoenix, Arizona	Courtyard	51%	59%	58%	56%	55%
42.	Omaha, Nebraska	Hampton Inn & Suites	66%	72%	74%	79%	75%
43.	Omaha, Nebraska	Homewood Suites	60%	67%	71%	77%	77%
44.	Colorado Springs, Colorado	Hampton Inn & Suites	64%	73%	75%	72%	70%
45.	Franklin, Tennessee	Courtyard	66%	77%	81%	81%	82%
46.	Franklin, Tennessee	Residence Inn	51%	80%	86%	88%	86%
47.	Dallas, Texas	Homewood Suites	n/a	n/a	n/a	n/a	68%
48.	Oklahoma City, Oklahoma(b)	Hilton Garden Inn	n/a	n/a	n/a	n/a	n/a
49.	Oklahoma City, Oklahoma(b)	Homewood Suites	n/a	n/a	n/a	n/a	n/a

PART B

Hotel Location		Franchise	Revenue per Available Room/Suite ($)
			2009	2010	2011	2012	2013
1.	Denver, Colorado	Hilton Garden Inn	$90	$110	$113	$118	$123
2.	Winston-Salem, North Carolina	Hampton Inn & Suites	n/a	$50	$66	$74	$84
3.	Charlotte, North Carolina	Fairfield Inn & Suites	n/a	$22	$38	$52	$58
4.	Columbia, South Carolina	TownePlace Suites	$56	$62	$61	$64	$64
5.	Knoxville, Tennessee	SpringHill Suites	$85	$89	$94	$93	$84
6.	Gainesville, Florida	Hilton Garden Inn	$69	$64	$72	$74	$87
7.	Richmond, Virginia	SpringHill Suites	$54	$55	$57	$61	$63
8.	Pensacola, Florida	TownePlace Suites	$53	$63	$66	$67	$61
9.	Mobile, Alabama	Hampton Inn & Suites	$75	$97	$75	$71	$80
10.	Cedar Rapids, Iowa	Homewood Suites	n/a	$63	$74	$83	$79
11.	Cedar Rapids, Iowa	Hampton Inn & Suites	$63	$72	$71	$75	$67
12.	Hoffman Estates, Illinois	Hilton Garden Inn	$49	$52	$56	$58	$64
13	Davenport, Iowa	Hampton Inn & Suites	$74	$82	$87	$93	$97
14.	Knoxville, Tennessee	Homewood Suites	$99	$100	$106	$102	$90
15.	Knoxville, Tennessee	TownePlace Suites	$50	$51	$62	$62	$56
16.	Mason, Ohio	Hilton Garden Inn	n/a	$60	$77	$82	$89
17.	Omaha, Nebraska	Hilton Garden Inn	$84	$88	$88	$98	$98
18.	Des Plaines, Illinois	Hilton Garden Inn	$68	$79	$85	$95	$97
19.	Merrillville, Indiana	Hilton Garden Inn	$59	$70	$74	$81	$89
20.	Austin/Round Rock, Texas	Homewood Suites	n/a	$42	$81	$89	$106
21.	Scottsdale, Arizona	Hilton Garden Inn	$67	$71	$82	$78	$90
22.	South Bend, Indiana	Fairfield Inn & Suites	n/a	$66	$82	$100	$109
23.	Charleston, South Carolina	Home2 Suites	n/a	n/a	$13	$52	$71
24.	Oceanside, California	Courtyard	n/a	n/a	$33	$66	$77
25.	Skokie, Illinois	Hampton Inn & Suites	$82	$85	$89	$94	$97
26.	Tallahassee, Florida	Fairfield Inn & Suites	n/a	n/a	$10	$48	$58
27.	Gainesville, Florida	Homewood Suites	$79	$75	$77	$78	$91
28.	Nashville, Tennessee	TownePlace Suites	n/a	n/a	n/a	$72	$87
29.	Jacksonville, North Carolina	Home2 Suites	n/a	n/a	n/a	$66	$68

Hotel Location		Franchise	Revenue per Available Room/Suite ($)
			2009	2010	2011	2012	2013
30.	Boca Raton, Florida	Hilton Garden Inn	$56	$58	$67	$74	$78
31.	Houston, Texas	Courtyard	n/a	n/a	n/a	$37	$62
32.	Huntsville, Alabama	Hampton Inn & Suites	n/a	n/a	n/a	n/a	$54
33.	Huntsville, Alabama	Home2 Suites	n/a	n/a	n/a	n/a	$57
34.	Fairfax, Virginia	Marriott	$89	$88	$90	$89	$76
35.	Houston, Texas	Residence Inn	n/a	n/a	n/a	$55	$93
36.	Oklahoma City, Oklahoma	Homewood Suites	$70	$74	$75	$81	$89
37.	Denton, Texas	Homewood Suites	$21	$55	$71	$75	$80
38.	Maple Grove, Minnesota	Hilton Garden Inn	$61	$65	$67	$82	$82
39.	Phoenix, Arizona	Hampton Inn & Suites	$21	$36	$45	$52	$59
40.	Phoenix, Arizona	Homewood Suites	$22	$47	$53	$58	$66
41.	Phoenix, Arizona	Courtyard	$52	$58	$60	$62	$60
42.	Omaha, Nebraska	Hampton Inn & Suites	$70	$79	$84	$92	$91
43.	Omaha, Nebraska	Homewood Suites	$66	$73	$83	$93	$94
44.	Colorado Springs, Colorado	Hampton Inn & Suites	$63	$72	$77	$76	$74
45.	Franklin, Tennessee	Courtyard	$76	$87	$98	$105	$114
46.	Franklin, Tennessee	Residence Inn	$55	$88	$99	$108	$114
47.	Dallas, Texas	Homewood Suites	n/a	n/a	n/a	n/a	$93
48.	Oklahoma City, Oklahoma(b)	Hilton Garden Inn	n/a	n/a	n/a	n/a	n/a
49.	Oklahoma City, Oklahoma(b)	Homewood Suites	n/a	n/a	n/a	n/a	n/a

PART C

Hotel Location		Franchise	Average Daily Rate per Room/Suite ($)
			2009	2010	2011	2012	2013
1.	Denver, Colorado	Hilton Garden Inn	$138	$147	$150	$157	$156
2.	Winston-Salem, North Carolina	Hampton Inn & Suites	n/a	$91	$96	$106	$113
3.	Charlotte, North Carolina	Fairfield Inn & Suites	n/a	$73	$79	$87	$92
4.	Columbia, South Carolina	TownePlace Suites	$86	$86	$87	$90	$97
5.	Knoxville, Tennessee	SpringHill Suites	$110	$115	$123	$120	$120
6.	Gainesville, Florida	Hilton Garden Inn	$111	$107	$103	$107	$114
7.	Richmond, Virginia	SpringHill Suites	$93	$89	$89	$90	$92
8.	Pensacola, Florida	TownePlace Suites	$76	$77	$85	$92	$88
9.	Mobile, Alabama	Hampton Inn & Suites	$112	$117	$111	$110	$109
10.	Cedar Rapids, Iowa	Homewood Suites	n/a	$115	$107	$112	$111
11.	Cedar Rapids, Iowa	Hampton Inn & Suites	$109	$112	$107	$111	$109
12.	Hoffman Estates, Illinois	Hilton Garden Inn	$86	$79	$84	$94	$99
13	Davenport, Iowa	Hampton Inn & Suites	$107	$109	$111	$113	$123
14.	Knoxville, Tennessee	Homewood Suites	$124	$124	$130	$131	$127
15.	Knoxville, Tennessee	TownePlace Suites	$72	$75	$85	$83	$80
16.	Mason, Ohio	Hilton Garden Inn	n/a	$107	$111	$115	$123
17.	Omaha, Nebraska	Hilton Garden Inn	$117	$119	$125	$131	$132
18.	Des Plaines, Illinois	Hilton Garden Inn	$111	$110	$110	$117	$119
19.	Merrillville, Indiana	Hilton Garden Inn	$109	$102	$105	$109	$113
20.	Austin/Round Rock, Texas	Homewood Suites	n/a	$102	$110	$118	$124
21.	Scottsdale, Arizona	Hilton Garden Inn	$122	$118	$126	$132	$133
22.	South Bend, Indiana	Fairfield Inn & Suites	n/a	$144	$133	$144	$148
23.	Charleston, South Carolina	Home2 Suites	n/a	n/a	$117	$111	$100
24.	Oceanside, California	Courtyard	n/a	n/a	$105	$112	$120
25.	Skokie, Illinois	Hampton Inn & Suites	$111	$113	$123	$122	$127
26.	Tallahassee, Florida	Fairfield Inn & Suites	n/a	n/a	$72	$90	$93
27.	Gainesville, Florida	Homewood Suites	$120	$114	$113	$117	$127
28.	Nashville, Tennessee	TownePlace Suites	n/a	n/a	n/a	$96	$105

Hotel Location		Franchise	Average Daily Rate per Room/Suite ($)
			2009	2010	2011	2012	2013
29.	Jacksonville, North Carolina	Home2 Suites	n/a	n/a	n/a	$100	$96
30.	Boca Raton, Florida	Hilton Garden Inn	$104	$104	$99	$105	$111
31.	Houston, Texas	Courtyard	n/a	n/a	n/a	$99	$102
32.	Huntsville, Alabama	Hampton Inn & Suites	n/a	n/a	n/a	n/a	$99
33.	Huntsville, Alabama	Home2 Suites	n/a	n/a	n/a	n/a	$94
34.	Fairfax, Virginia	Marriott	$116	$112	$116	$114	$123
35.	Houston, Texas	Residence Inn	n/a	n/a	n/a	$109	$115
36.	Oklahoma City, Oklahoma	Homewood Suites	$93	$93	$94	$97	$106
37.	Denton, Texas	Homewood Suites	$84	$87	$88	$92	$96
38.	Maple Grove, Minnesota	Hilton Garden Inn	$109	$106	$110	$117	$119
39.	Phoenix, Arizona	Hampton Inn & Suites	$81	$81	$85	$89	$90
40.	Phoenix, Arizona	Homewood Suites	$79	$75	$83	$81	$83
41.	Phoenix, Arizona	Courtyard	$102	$99	$103	$111	$110
42.	Omaha, Nebraska	Hampton Inn & Suites	$106	$110	$114	$116	$120
43.	Omaha, Nebraska	Homewood Suites	$110	$110	$117	$120	$122
44.	Colorado Springs, Colorado	Hampton Inn & Suites	$98	$98	$102	$105	$106
45.	Franklin, Tennessee	Courtyard	$115	$114	$121	$129	$138
46.	Franklin, Tennessee	Residence Inn	$108	$109	$114	$123	$132
47.	Dallas, Texas	Homewood Suites	n/a	n/a	na/	n/a	$137
48.	Oklahoma City, Oklahoma(b)	Hilton Garden Inn	n/a	n/a	n/a	n/a	n/a
49.	Oklahoma City, Oklahoma(b)	Homewood Suites	n/a	n/a	n/a	n/a	n/a

Notes for Table 3:

(a)	Operating data is presented for the last five years (or since the beginning of hotel operations). See Table 1. General Information above for the date the hotel was acquired.

(b)	There is no data prior to 2014 because the hotels were under construction and did not open until January 2014.

Table 4. Tax and Related Information

Hotel Location		Franchise	Tax Year		Real Property Tax Rate(a)	Real Property Tax
1.	Denver, Colorado	Hilton Garden Inn	2013(c	)	8.5%	$473,206
2.	Winston-Salem, North Carolina	Hampton Inn & Suites	2013(c	)	1.2%	86,118
3.	Charlotte, North Carolina	Fairfield Inn & Suites	2013(c	)	1.3%	85,971
4.	Columbia, South Carolina	TownePlace Suites	2013(c	)	2.8%	207,372
5.	Knoxville, Tennessee	SpringHill Suites	2013(c	)	4.7%	139,555
6.	Gainesville, Florida	Hilton Garden Inn	2013(c	)	2.5%	86,504
7.	Richmond, Virginia	SpringHill Suites	2013(c	)	0.9%	53,512
8.	Pensacola, Florida	TownePlace Suites	2013(c	)	1.5%	46,657
9.	Mobile, Alabama	Hampton Inn & Suites	2013(f	)	6.4%	147,648
10.	Cedar Rapids, Iowa	Homewood Suites	2013(d	)	4.0%	213,638
11.	Cedar Rapids, Iowa	Hampton Inn & Suites	2013(d	)	4.0%	193,742
12.	Hoffman Estates, Illinois	Hilton Garden Inn	2012(c	)	7.3%	322,899
13.	Davenport, Iowa	Hampton Inn & Suites	2013(d	)	3.9%	207,750
14.	Knoxville, Tennessee	Homewood Suites	2013(c	)	4.7%	169,158
15.	Knoxville, Tennessee	TownePlace Suites	2013(c	)	2.3%	47,922
16.	Mason, Ohio	Hilton Garden Inn	2013(c	)	7.4%	317,072
17.	Omaha, Nebraska	Hilton Garden Inn	2013(c	)	2.2%	499,091
18.	Des Plaines, Illinois	Hilton Garden Inn	2012(c	)	9.0%	799,754
19.	Merrillville, Indiana	Hilton Garden Inn	2012(c	)	3.3%	247,668
20.	Austin/Round Rock, Texas	Homewood Suites	2013(c	)	2.4%	210,392

Hotel Location		Franchise	Tax Year		Real Property Tax Rate(a)	Real Property Tax
21.	Scottsdale, Arizona	Hilton Garden Inn	2013(c	)	2.5%	$145,374
22.	South Bend, Indiana	Fairfield Inn & Suites	2012(c	)	3.6%	315,125
23.	Charleston, South Carolina	Home2 Suites	2013(c	)	1.5%	164,516
24.	Oceanside, California	Courtyard	2014(e	)	1.1%	330,932
25.	Skokie, Illinois	Hampton Inn & Suites	2012(c	)	8.9%	905,942
26.	Tallahassee, Florida	Fairfield Inn & Suites	2013(c	)	1.9%	59,009
27.	Gainesville, Florida	Homewood Suites	2013(c	)	2.3%	98,648
28.	Nashville, Tennessee	TownePlace Suites	2013(c	)	4.5%	122,114
29.	Jacksonville, North Carolina	Home2 Suites	2013(c	)	1.1%	59,599
30.	Boca Raton, Florida	Hilton Garden Inn	2013(c	)	2.3%	177,546
31.	Houston, Texas	Courtyard	2013(c	)	2.8%	296,339
32.	Huntsville, Alabama	Hampton Inn & Suites	2013(f	)	5.8%	53,347	(b)/(g)
33.	Huntsville, Alabama	Home2 Suites	2013(f	)	5.8%	41,916	(b)/(g)
34.	Fairfax, Virginia	Marriott	2013(c	)	1.2%	380,373
35.	Houston, Texas	Residence Inn	2013(c	)	2.8%	244,943
36.	Oklahoma City, Oklahoma	Homewood Suites	2013(c	)	12.0%	92,184
37.	Denton, Texas	Homewood Suites	2013(c	)	2.5%	154,044
38.	Maple Grove, Minnesota	Hilton Garden Inn	2013(c	)	4.1%	222,698
39.	Phoenix, Arizona	Hampton Inn & Suites	2013(c	)	2.4%	94,746	(h)
40.	Phoenix, Arizona	Homewood Suites	2013(c	)	2.4%	101,568	(h)
41.	Phoenix, Arizona	Courtyard	2013(c	)	3.0%	182,631
42.	Omaha, Nebraska	Hampton Inn & Suites	2013(c	)	2.1%	280,480
43.	Omaha, Nebraska	Homewood Suites	2013(c	)	2.1%	254,305
44.	Colorado Springs, Colorado	Hampton Inn & Suites	2013(c	)	5.8%	105,495
45.	Franklin, Tennessee	Courtyard	2013(c	)	2.6%	111,701	(i)
46.	Franklin, Tennessee	Residence Inn	2013(c	)	2.6%	109,927	(i)
47.	Dallas, Texas	Homewood Suites	2013(c	)	2.9%	82,933	(b)
48.	Oklahoma City, Oklahoma	Hilton Garden Inn	2013(c	)	11.6%	12,603	(b)/(j)
49.	Oklahoma City, Oklahoma	Homewood Suites	2013(c	)	11.6%	12,603	(b)/(j)

Notes for Table 4:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(b)	The hotel property consisted of undeveloped land for a portion of the tax year, and the real property tax is not necessarily indicative of property taxes expected for the hotel in the future.

(c)	Represents a calendar year.

(d)	Represents 12-month period from July 1, 2012 through June 30, 2013.

(e)	Represents 12-month period from July 1, 2013 through June 30, 2014.

(f)	Represents 12-month period from October 1, 2012 through September 30, 2013.

(g)	Huntsville Hampton Inn & Suites and Home2 Suites are part of an adjoining two-hotel complex that is located on the same site.

(h)	Phoenix Hampton Inn & Suites and Homewood Suites are located on the same parcel.

(i)	Franklin Courtyard and Residence Inn are located on the same parcel.

(j)	Oklahoma City Hilton Garden Inn and Homewood Suites are part of an adjoining two-hotel complex that is located on the same site.

SELECTED FINANCIAL DATA

(in thousands except per share and statistical data)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	For the period August 13, 2010 (initial capitalization) through December 31, 2010
Revenues:
Room revenue	$144,123	$106,759	$37,911	$—
Other revenue	14,793	10,907	4,180	—

Total revenue	158,916	117,666	42,091	—
Expenses and other income:
Hotel operating expenses	90,364	65,948	23,737	—
Property taxes, insurance and other	10,779	8,067	2,420	—
General and administrative	5,057	4,408	3,062	28
Acquisition related costs	6,960	1,582	11,265	—
Depreciation	21,272	15,795	6,009	—
Investment income	(7,999)	(247)	(395)	—
Interest expense	5,682	4,729	1,002	3
Income tax expense	463	305	125	—

Total expenses and other income	132,578	100,587	47,225	31

Net income (loss)	$26,338	$17,079	$(5,134)	$(31)

Per Share:
Net income (loss) per common share	$0.37	$0.31	$(0.18)	$(3,083.50)
Distributions paid per common share	$0.825	$0.825	$0.756	$—
Weighted-average common shares outstanding — basic and diluted	72,047	54,888	29,333	—

Balance Sheet Data (at end of period):
Cash and cash equivalents	$—	$146,530	$7,079	$124
Investment in real estate, net	$764,579	$506,689	$452,205	$—
Energy investment	$100,340	$—	$—	$—
Total assets	$889,954	$667,785	$471,222	$992
Notes payable	$196,540	$81,186	$69,636	$400
Shareholders’ equity	$682,772	$579,525	$395,915	$17
Net book value per share	$8.66	$8.92	$9.10	$—

Other Data:
Cash Flow From (Used In):
Operating activities	$47,462	$33,133	$821	$(6)
Investing activities	$(342,057)	$(58,606)	$(393,640)	$—
Financing activities	$148,065	$164,924	$399,774	$82
Number of hotels owned at end of period	47	31	26	—
Average Daily Rate (ADR)(a)	$115	$114	$110	$—
Occupancy	71%	70%	69%	—
Revenue Per Available Room (RevPAR)(b)	$82	$79	$76	$—
Total rooms sold(c)	1,257,524	937,392	344,152	—
Total rooms available(d)	1,760,511	1,347,740	499,089	—

Modified Funds From Operations Calculation (e):
Net income (loss)	$26,338	$17,079	$(5,134)	$(31)
Depreciation of real estate owned	21,272	15,795	6,009	—

Funds from operations	47,610	32,874	875	(31)
Acquisition related costs	6,960	1,582	11,265	—

Modified funds from operations	$54,570	$34,456	$12,140	$(31)

(a)	Total room revenue divided by number of rooms sold.

(b)	ADR multiplied by occupancy percentage.

(c)	Represents the number of room nights sold during the period.

(d)	Represents the number of rooms owned by the Company multiplied by the number of nights in the period.

(e)

Funds from operations (FFO) is defined as net income (loss) (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. Modified FFO (MFFO) excludes costs associated with the acquisition of real estate. The Company considers FFO and MFFO in evaluating property acquisitions and its operating performance and believes that FFO and MFFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company’s activities in accordance with GAAP. The Company considers FFO and MFFO as supplemental measures of operating performance in the real estate industry, and along with the other financial measures included in this Supplement, including net income, cash flow from operating activities, financing activities and investing activities, they provide investors with an indication of the performance of the Company. The Company’s definition of FFO and MFFO are not necessarily the same as such terms that are used by other companies. FFO and MFFO are not necessarily indicative of cash available to fund cash needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(for the year ended December 31, 2013)

Overview

Apple REIT Ten, Inc., together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that has elected to be treated as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which has a limited operating history, was formed to invest in hotels and other income-producing real estate in selected metropolitan areas in the United States. The Company was initially capitalized on August 13, 2010, with its first investor closing under its best-efforts offering of Units (each Unit consists of one common share and one Series A preferred share) on January 27, 2011. Prior to the Company’s first hotel acquisition on March 4, 2011, the Company had no revenue, exclusive of interest income. As of December 31, 2013, the Company owned 47 hotels (16 of which were acquired during 2013, five acquired during 2012 and 26 acquired during 2011). Accordingly, the results of operations include only results from the date of ownership of the properties.

Hotel Operations

Although hotel performance can be influenced by many factors including local competition, local and general economic conditions in the United States and the performance of individual managers assigned to each hotel, performance of the hotels as compared to other hotels within their respective local markets, in general, has met the Company’s expectations for the period owned. As the United States economy continues to improve, the hotel industry and the Company are experiencing improvements in both revenues and operating income for comparable hotels as compared to the prior year. Although there is no way to predict future general economic conditions, and there are several key factors that continue to negatively affect the economic recovery in the United States and add to general market uncertainty, including but not limited to, the continued high levels of unemployment, the slow pace of the economic recovery in the United States and the uncertainty surrounding the fiscal policy of the United States (including the “sequester,” tax increases and potential government spending cuts), the Company is forecasting a mid-single digit percentage increase in revenue and operating income for 2014 as compared to 2013 for comparable hotels.

In evaluating financial condition and operating performance, the most important indicators on which the Company focuses are revenue measurements, such as average occupancy, average daily rate (“ADR”), revenue per available room (“RevPAR”) and market yield which compares an individual hotel’s results to others in its local market, and expenses, such as hotel operating expenses, general and administrative expenses and other expenses described below.

The following is a summary of the results from operations of the 47 hotels owned as of December 31, 2013 for their respective periods of ownership by the Company:

(in thousands, except statistical data)	Year Ended December 31,
	2013	Percent of Revenue	2012	Percent of Revenue
Total revenue	$158,916	100%	$117,666	100%
Hotel operating expenses	90,364	57%	65,948	56%
Property taxes, insurance and other expense	10,779	7%	8,067	7%
General and administrative expense	5,057	3%	4,408	4%
Acquisition related costs	6,960		1,582
Depreciation	21,272		15,795
Investment income	7,999		247
Interest expense	5,682		4,729
Income tax expense	463		305
Number of hotels	47		31
Average Market Yield(1)	127		128
ADR	$115		$114
Occupancy	71%		70%
RevPAR	$82		$79

(1)	Calculated from data provided by Smith Travel Research, Inc.® Excludes hotels under renovation or opened less than two years during the applicable periods.

Legal Proceedings

The Apple REIT Entities, including the Company, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc. are currently subject to an appeal of the dismissal of one securities class action lawsuit. For additional information about the history of the securities class action lawsuit, refer to Note 14 titled Legal Proceedings in the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Supplement. On March 31, 2013, the court dismissed the complaint in its entirety with prejudice and without leave to amend. Plaintiffs filed a Notice of Appeal on April 12, 2013, and filed their Brief for Plaintiffs-Appellants on July 26, 2013. Defendants-Appellees’ Briefs were filed October 25, 2013, and Plaintiffs-Appellants filed their Reply Brief November 15, 2013. Oral argument in the Second Circuit Court of Appeals is scheduled for March 31, 2014. The Company believes that Plaintiffs’ claims against it, its officers and directors and other Apple REIT Entities were properly dismissed by the lower court, and intends to vigorously defend the judgment as entered. In the event some or all of Plaintiffs’ claims are revived as a result of Plaintiffs’ appeal, the Company will, once again, defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

Hotels Owned

The Company commenced operations in March 2011 upon the purchase of its first hotel property. The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each of the 47 hotels the Company owned as of December 31, 2013. All dollar amounts are in thousands.

City	State	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Denver	CO	Hilton Garden Inn	Stonebridge	3/4/2011	221	$58,500
Winston-Salem	NC	Hampton Inn & Suites	McKibbon	3/15/2011	94	11,000
Charlotte	NC	Fairfield Inn & Suites	Newport	3/25/2011	94	10,000
Columbia	SC	TownePlace Suites	Newport	3/25/2011	91	10,500
Mobile	AL	Hampton Inn & Suites	McKibbon	6/2/2011	101	13,000

City	State	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Gainesville	FL	Hilton Garden Inn	McKibbon	6/2/2011	104	$12,500
Pensacola	FL	TownePlace Suites	McKibbon	6/2/2011	98	11,500
Knoxville	TN	SpringHill Suites	McKibbon	6/2/2011	103	14,500
Richmond	VA	SpringHill Suites	McKibbon	6/2/2011	103	11,000
Cedar Rapids	IA	Hampton Inn & Suites	Schulte	6/8/2011	103	13,000
Cedar Rapids	IA	Homewood Suites	Schulte	6/8/2011	95	13,000
Hoffman Estates	IL	Hilton Garden Inn	Schulte	6/10/2011	184	10,000
Davenport	IA	Hampton Inn & Suites	Schulte	7/19/2011	103	13,000
Knoxville	TN	Homewood Suites	McKibbon	7/19/2011	103	15,000
Knoxville	TN	TownePlace Suites	McKibbon	8/9/2011	98	9,000
Mason	OH	Hilton Garden Inn	Schulte	9/1/2011	110	14,825
Omaha	NE	Hilton Garden Inn	White	9/1/2011	178	30,018
Des Plaines	IL	Hilton Garden Inn	Raymond	9/20/2011	251	38,000
Merillville	IN	Hilton Garden Inn	Schulte	9/30/2011	124	14,825
Austin/Round Rock	TX	Homewood Suites	Vista	10/3/2011	115	15,500
Scottsdale	AZ	Hilton Garden Inn	White	10/3/2011	122	16,300
South Bend	IN	Fairfield Inn & Suites	White	11/1/2011	119	17,500
Charleston	SC	Home2 Suites	LBA	11/10/2011	122	13,908
Oceanside	CA	Courtyard	Marriott	11/28/2011	142	30,500
Skokie	IL	Hampton Inn & Suites	Raymond	12/19/2011	225	32,000
Tallahassee	FL	Fairfield Inn & Suites	LBA	12/30/2011	97	9,355
Gainesville	FL	Homewood Suites	McKibbon	1/27/2012	103	14,550
Nashville	TN	TownePlace Suites	LBA	1/31/2012	101	9,848
Jacksonville	NC	Home2 Suites	LBA	5/4/2012	105	12,000
Boca Raton	FL	Hilton Garden Inn	White	7/16/2012	149	10,900
Houston	TX	Courtyard	LBA	7/17/2012	124	14,632
Huntsville	AL	Hampton Inn & Suites	LBA	3/14/2013	98	11,466
Huntsville	AL	Home2 Suites	LBA	3/14/2013	77	9,009
Fairfax	VA	Marriott	White	3/15/2013	310	34,000
Houston	TX	Residence Inn	Western	6/7/2013	120	18,000
Denton	TX	Homewood Suites	Chartwell	7/26/2013	107	11,300
Maple Grove	MN	Hilton Garden Inn	North Central	7/26/2013	120	12,675
Oklahoma City	OK	Homewood Suites	Chartwell	7/26/2013	90	11,500
Omaha	NE	Hampton Inn & Suites	North Central	7/26/2013	139	19,775
Omaha	NE	Homewood Suites	North Central	7/26/2013	123	17,625
Phoenix	AZ	Courtyard	North Central	7/26/2013	127	10,800
Phoenix	AZ	Hampton Inn & Suites	North Central	7/26/2013	125	8,600
Phoenix	AZ	Homewood Suites	North Central	7/26/2013	134	12,025
Colorado Springs	CO	Hampton Inn & Suites	Chartwell	11/8/2013	101	11,500
Franklin	TN	Courtyard	Chartwell	11/8/2013	126	25,500
Franklin	TN	Residence Inn	Chartwell	11/8/2013	124	25,500
Dallas	TX	Homewood Suites	Western	12/5/2013	130	25,350

Total					5,933	$784,786

The purchase price for these properties, net of debt assumed, was funded primarily by the Company’s on-going best-efforts offering of Units and borrowings under its unsecured revolving credit facility. The Company assumed approximately $121.2 million of debt secured by nine of its hotel properties. The following table summarizes the hotel location, interest rate, maturity date and principal amount assumed associated with each note payable. All dollar amounts are in thousands.

Location	Brand	Interest Rate(1)	Acquisition Date	Maturity Date	Principal Assumed	Outstanding balance as of December 31, 2013
Knoxville, TN	Homewood Suites	6.30%	7/19/2011	10/8/2016	$11,499	$11,055
Knoxville, TN	TownePlace Suites	5.45%	8/9/2011	12/11/2015	7,392	6,859
Des Plaines, IL	Hilton Garden Inn	5.99%	9/20/2011	8/1/2016	20,838	19,996
Scottsdale, AZ	Hilton Garden Inn	6.07%	10/3/2011	2/1/2017	10,585	10,208
Skokie, IL	Hampton Inn & Suites	6.15%	12/19/2011	7/1/2016	19,092	18,441
Gainesville, FL	Homewood Suites	5.89%	1/27/2012	5/8/2017	13,067	12,676
Colorado Springs, CO	Hampton Inn & Suites	6.25%	11/8/2013	7/6/2021	8,231	8,222
Franklin, TN	Courtyard	6.25%	11/8/2013	8/6/2021	15,246	15,229	(2)
Franklin, TN	Residence Inn	6.25%	11/8/2013	8/6/2021	15,246	15,229	(2)

					$121,196	$117,915

(1)

These rates are the rates per the loan agreement. At acquisition, the Company adjusted the interest rates on these loans to market rates and is amortizing the adjustments to interest expense over the life of the loan.

(2)	One loan secured by two hotels. For presentation purposes, the principal assumed and outstanding balance were allocated equally to each hotel.

The Company also used the proceeds of its on-going best-efforts offering and borrowings under its unsecured revolving credit facility to pay approximately $15.7 million, representing 2% of the gross purchase price for these hotels, as a brokerage commission to Apple Suites Realty Group, Inc. (“ASRG”), 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer. The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary (or a subsidiary thereof) under master hotel lease agreements. No goodwill was recorded in connection with any of the acquisitions.

Management and Franchise Agreements

Each of the Company’s 47 hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: Chartwell Hospitality, LLC (“Chartwell”), LBAM Investor Group, L.L.C. (“LBA”), Marriott International, Inc. (“Marriott”), MHH Management, LLC (“McKibbon”), Newport Hospitality Group, Inc. (“Newport”), North Central Hospitality, LLC (“North Central”), Raymond Management Company, Inc. (“Raymond”), Schulte Hospitality Group, Inc. (“Schulte”), Stonebridge Realty Advisors, Inc. (“Stonebridge”), Vista Host, Inc. (“Vista”), Texas Western Management Partners, L.P. (“Western”) or White Lodging Services Corporation (“White”). The agreements generally provide for initial terms of one to 30 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the years ended December 31, 2013, 2012 and 2011 the Company incurred approximately $5.0 million, $3.6 million and $1.3 million in management fees.

Chartwell, LBA, McKibbon, Newport, North Central, Raymond, Schulte, Stonebridge, Vista, Western and White are not affiliated with either Marriott or Hilton, and as a result, the hotels they manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 21 years. Fees associated with the agreements generally include the payment of royalty fees and program fees based on room revenues. The Marriott franchise agreements generally provide for initial terms of 13 to 20 years. Fees associated with the agreements generally include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the years ended December 31, 2013, 2012 and 2011 the Company incurred approximately $6.7 million, $4.7 million and $1.8 million in franchise royalty fees.

Energy Investment

On June 7, 2013, the Company became the preferred member (the “Preferred Interest”) of Cripple Creek Energy, LLC (“CCE”) pursuant to the Limited Liability Company Agreement of CCE, dated June 6, 2013, between Eastern Colorado Holdings, LLC, as common member (“Common Member”) and Apple Ten Ventures Services, Inc., an indirect wholly-owned taxable subsidiary of the Company. CCE was a newly formed entity that was formed solely for the purpose of acquiring, owning, managing, operating, developing, drilling and disposing of oil and gas leasehold acreage and producing and selling oil, gas and other minerals. The purchase price of the Preferred Interest was $100 million, of which $80 million was funded on June 7, 2013 and the remaining $20 million was funded on July 2, 2013. At the time of purchase, the purchase price approximated fair value. The terms of the Preferred Interest include a distribution to be paid monthly at an annual return of 10% of the Company’s “Energy Investment”, which includes the funded purchase price plus any unpaid deferred distributions, and a deferred distribution at an annual return of 4% of the Energy Investment to be paid at CCE’s option on each monthly distribution date or upon redemption of the Preferred Interest. CCE is required to redeem the Preferred Interest on June 1, 2014, but may elect to extend that date to June 1, 2015. CCE is also permitted to redeem the Preferred Interest in whole or in part at any time. The redemption price is the initial investment plus any unpaid current or deferred distributions. The Preferred Interest ranks senior to any other equity in CCE and CCE’s organizational documents limit its permitted indebtedness. The Common Member has guaranteed CCE’s payment obligations in connection with the Preferred Interest on a non-recourse basis and has pledged its common membership interest in CCE to secure the guaranty.

In accordance with the Accounting Standards Codification Topic on “Investments—Debt and Equity Securities,” the Company’s Energy Investment is classified as a held-to-maturity debt security and accounted for under the cost method. As of December 31, 2013, the carrying value of the Company’s Energy Investment was $100.3 million. For the year ended December 31, 2013, total distributions earned on the Energy Investment were $7.8 million, including $5.6 million of monthly distributions and $2.2 million of deferred distributions, which are included in investment income in the Company’s consolidated statements of operations.

Results of Operations

During the period from the Company’s initial capitalization on August 13, 2010 to March 3, 2011, the Company owned no properties, had no revenue, exclusive of interest income and was primarily engaged in capital formation activities. The Company began operations on March 4, 2011 when it purchased its first hotel. As of December 31, 2013, the Company owned 47 hotels (of which 16 were acquired during 2013) with 5,933 rooms as compared to 31 hotels, with a total of 3,882 rooms, as of December 31, 2012. As a result, comparisons of 2013 operating results to prior year results are not meaningful.

Hotel performance is impacted by many factors including the economic conditions in the United States as well as each locality. Although hampered by government spending uncertainty, economic indicators in the United States have shown evidence of a sustainable recovery, which continues to overall positively impact the lodging industry. As a result, the Company’s revenue and operating income for comparable hotels improved during 2013 as compared to 2012 and the Company expects continued improvement in revenue and operating income in 2014 as compared to 2013.

Revenues

The Company’s principal source of revenue is hotel revenue, consisting of room and other related revenue. For the years ended December 31, 2013 and 2012, the Company had total revenue of approximately $158.9 million and $117.7 million. This revenue reflects hotel operations for the 47 hotels acquired through December 31, 2013 for their respective periods of ownership by the Company. For the years ended December 31, 2013 and 2012, the hotels achieved combined average occupancy of approximately 71% and 70%, ADR of $115 and $114 and RevPAR of $82 and $79. ADR is calculated as room revenue divided by the number of rooms sold, and RevPAR is calculated as occupancy multiplied by ADR.

The Company’s hotels in general have shown results consistent with industry and brand averages for the period of ownership. Although certain markets have been negatively impacted by reduced government spending, with overall demand and room rate improvement of comparable hotels, the Company is forecasting a mid-single digit percentage increase in revenue for 2014 as compared to 2013 for comparable hotels. The Company’s hotels continue to be leaders in their respective markets. The Company’s average Market Yield in 2013 and 2012 was 127 and 128. The Market Yield is a measure of each hotel’s RevPAR compared to the average in the market, with 100 being the average (the index excludes hotels under renovation or open less than two years) and is provided by Smith Travel Research, Inc.®, an independent company that tracks historical hotel performance in most markets throughout the world. The Company will continue to pursue market opportunities to improve revenue.

In addition, seven of the hotels owned as of December 31, 2013 have been opened since the beginning of 2012. Generally, newly constructed hotels require 12-24 months to establish themselves in their respective markets and achieve stabilized operational levels. Therefore, revenue is generally below market levels for this period of time.

Expenses

Hotel operating expenses relate to the 47 hotels acquired through December 31, 2013 for their respective periods owned and consist of direct room expenses, hotel administrative expense, sales and marketing expense, utilities expense, repair and maintenance expense, franchise fees and management fees. For the years ended December 31, 2013 and 2012, hotel operating expenses totaled approximately $90.4 million and $65.9 million or 57% and 56% of total revenue. As noted above, seven of the hotels acquired by the Company opened within the past two years. As a result, although operating expenses will increase with a full year of ownership for all properties, it is anticipated that operating expenses as a percentage of revenue for the properties owned at December 31, 2013 will decline as new properties establish themselves within their respective markets. The benefit of newly opened hotels reducing expenses as a percentage of revenue as they become established was offset by a slight increase in labor benefit costs during 2013 as compared to 2012 for comparable hotels. These labor benefit costs are likely to continue to grow at increased rates due to new government regulations surrounding healthcare. Although operating expenses will increase as revenue increases, the Company will continue to work with its management companies to reduce costs as a percentage of revenue where possible while maintaining quality and service levels at each property.

Property taxes, insurance, and other expenses for the years ended December 31, 2013 and 2012 were approximately $10.8 million and $8.1 million or 7% of total revenue in both years. As discussed above, with the addition of seven newly opened hotels, property taxes, insurance and other expenses as a percentage of revenue is anticipated to decline as the properties become established in their respective markets. However, for comparable hotels, taxes have increased for certain properties due to the reassessment of property values by localities resulting from the improved economy.

General and administrative expense for the years ended December 31, 2013 and 2012 was approximately $5.1 million and $4.4 million. The principal components of general and administrative expense are advisory fees and reimbursable expenses, legal fees, accounting fees, the Company’s share of the loss in its investment in Apple Air Holding, LLC, and reporting expense. During 2013 and 2012, the Company incurred approximately $0.3 million and $0.7 million, respectively, in legal costs related to the legal matters discussed herein and costs related to responding to requests from the staff of the SEC. Until February 2014, the SEC staff had been conducting a non-public investigation focused principally on the adequacy of certain disclosures and the review of certain transactions involving Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and

Apple Hospitality REIT, Inc. (the “Other REITs”). The Company was not the focus of the SEC investigation. The matter was settled in February 2014 with the Other REITs, their advisors, Glade Knight (Chairman and Chief Executive Officer of the Other REITs and the Company) and Bryan Peery (Chief Financial Officer of the Other REITs and the Company) entering into an administrative order neither admitting nor denying disclosure violations of the Other REITs. There was no impact to the financial statements of the Other REITs. The advisors, Mr. Knight and Mr. Peery did pay a penalty. As discussed herein under Related Parties, the Company shares legal counsel with the other Apple REIT Entities. Total costs for these legal matters for all of the Apple REIT Entities was approximately $2.9 million and $7.3 million in 2013 and 2012.

Acquisition related costs for the years ended December 31, 2013 and 2012 were approximately $7.0 million and $1.6 million. The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to ASRG. The increase was due to the acquisition of 16 hotels with a total purchase price of $264.6 million in 2013 compared to five hotels with a total purchase price of $61.9 million in 2012.

Depreciation expense for the years ended December 31, 2013 and 2012 was approximately $21.3 million and $15.8 million. Depreciation expense represents expense of the Company’s 47 hotel buildings and related improvements, and associated personal property (furniture, fixtures, and equipment) for their respective periods owned.

Investment income for the years ended December 31, 2013 and 2012 totaled approximately $8.0 million and $0.2 million, including $7.8 million of total distributions earned on the Company’s Energy Investment since its initial investment in June 2013. Investment income also includes earnings on excess cash invested in short term money market instruments.

Interest expense for the years ended December 31, 2013 and 2012 totaled approximately $5.7 million and $4.7 million and is net of approximately $0.3 million in both years of interest capitalized associated with renovation projects. Interest expense primarily arose from debt assumed with the acquisition of nine of the Company’s hotels (three loan assumptions in 2013, one loan assumption in 2012 and five loan assumptions in 2011) and, beginning in July 2013, borrowings on the Company’s $150 million credit facility.

Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arm’s length and the results of the Company’s operations may be different if these transactions were conducted with non-related parties. The Company’s independent members of the Board of Directors oversee and annually review the Company’s related party relationships and are required to approve any significant modifications to existing relationships, as well as any new significant related party transactions. The Board of Directors is not required to approve each individual transaction that falls under the related party relationships. However, under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.

The term the “Apple REIT Entities” means the Company, Apple REIT Six, Inc. (“Apple Six”), Apple REIT Seven, Inc. (“Apple Seven”), Apple REIT Eight, Inc. (“Apple Eight”) and Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc. (“Apple Hospitality”). The term the “Advisors” means Apple Six Advisors, Inc., Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc. (“A9A”), Apple Ten Advisors, Inc. (“A10A”), Apple Suites Realty Group, Inc. (“ASRG”) and Apple Six Realty Group, Inc. The Advisors are wholly owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company. Mr. Knight is also Chairman and Chief Executive Officer of Apple Hospitality. Another member of the Company’s Board of Directors is also on the Board of Directors of Apple Hospitality.

On May 14, 2013, Apple Six merged with and into an entity that is not affiliated with the Apple REIT Entities or the Advisors. Pursuant to the terms and conditions of the merger agreement, dated as of November 29, 2012, upon completion of the merger, the separate corporate existence of Apple Six ceased (the “A6 Merger”). Prior to the A6 Merger, Glade M. Knight was Chairman and Chief Executive Officer of Apple Six.

Effective March 1, 2014, Apple Seven and Apple Eight merged with and into Apple Hospitality in two merger transactions. Pursuant to the terms and conditions of the merger agreement, dated as of August 7, 2013 (the “Merger Agreement”), upon completion of the mergers, the separate corporate existence of Apple Seven and Apple Eight ceased (the “A7 and A8 mergers”). Prior to the A7 and A8 mergers, Glade M. Knight was Chairman and Chief Executive Officer of Apple Seven and Apple Eight and another member of the Company’s Board of Directors was also on the Board of Directors of Apple Seven and Apple Eight.

The Company is externally managed and does not have any employees. Its advisor, A10A provides the Company with its day-to-day management. ASRG provides the Company with property acquisition and disposition services. The Company pays fees and reimburses certain expenses to A10A and ASRG for these services. A10A provides the management services to the Company through an affiliate, Apple Fund Management, Inc. (“AFM”), a wholly owned subsidiary of A9A prior to the A7 and A8 mergers (prior to the A6 Merger, AFM was a wholly-owned subsidiary of Apple Six). Apple Seven, Apple Eight and Apple Hospitality were also externally managed prior to the A7 and A8 mergers, and had similar arrangements with their external advisors and AFM. As contemplated in the Merger Agreement, in connection with the A7 and A8 mergers effective March 1, 2014, Apple Hospitality became a self-managed REIT. Apple Seven, Apple Eight and Apple Hospitality terminated their advisory agreements with their respective Advisors, and AFM became a wholly owned subsidiary of Apple Hospitality. Also, in connection with the Merger Agreement, on August 7, 2013, Apple Hospitality entered into a subcontract agreement with A10A to subcontract A10A’s obligations under the advisory agreement between A10A and the Company to Apple Hospitality. From and after the A7 and A8 mergers, Apple Hospitality will provide to the Company the advisory services contemplated under the A10A advisory agreement and Apple Hospitality will receive the fees and expenses payable under the A10A advisory agreement from the Company. The subcontract agreement has no impact on the Company’s contract with A10A.

See Note 6 titled Related Parties in the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Supplement for additional information concerning the Company’s related party transactions.

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares’ distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11.00 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement with A10A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$900 million	10.90855
$ 1 billion	12.11423
$ 1.1 billion	13.31991
$ 1.2 billion	14.52559
$ 1.3 billion	15.73128
$ 1.4 billion	16.93696
$ 1.5 billion	18.14264
$ 1.6 billion	19.34832
$ 1.7 billion	20.55400
$ 1.8 billion	21.75968
$ 1.9 billion	22.96537
$ 2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest $100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests and the termination of the Series A preferred shares.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B convertible preferred shares can be reasonably estimated and the event triggering the conversion of the Series B convertible preferred shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B convertible preferred shares can be converted and the amounts paid for the Series B convertible preferred shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11.00 per common share fair market value). Based on equity raised through December 31, 2013, if a triggering event had occurred, expense would have ranged from $0 to $57.6 million (assumes $11.00 per common share fair market value) and approximately 5.2 million common shares would have been issued.

Liquidity and Capital Resources

Contractual Commitments

The following is a summary of the Company’s significant contractual obligations as of December 31, 2013:

(000’s)	Total	Amount of Commitments Expiring per Period
		Less than 1 Year	2-3 Years	4-5 Years	Over 5 Years
Property Purchase Commitments	$68,088	$68,088	$—	$—	$—
Debt (including interest of $33.9 million)	225,825	11,180	145,100	27,827	41,718
Ground Leases	16,076	74	156	164	15,682

	$309,989	$79,342	$145,256	$27,991	$57,400

Capital Resources

The Company was initially capitalized on August 13, 2010, with its first investor closing on January 27, 2011. The Company’s principal sources of liquidity are the proceeds of its on-going best-efforts offering, the cash flow generated from properties the Company has or will acquire, distributions received on its Energy Investment and its $150 million revolving credit facility. In addition, the Company may borrow additional funds, subject to the approval of the Company’s Board of Directors.

The Company is raising capital through an on-going best-efforts offering of Units (each Unit consists of one common share and one Series A preferred share) by David Lerner Associates, Inc., the managing dealer, which receives selling commissions and a marketing expense allowance based on proceeds of the Units sold. The minimum offering of 9,523,810 Units at $10.50 per Unit was sold as of January 27, 2011, with proceeds, net of commissions and marketing expenses, totaling $90 million. Subsequent to the minimum offering and through December 31, 2013, an additional 72.9 million Units, at $11.00 per Unit, were sold, with the Company receiving proceeds, net of commissions, marketing expenses and other offering costs of approximately $718.1 million. As of December 31, 2013, 99,861,104 Units remained unsold. The initial best-efforts offering expired on January 19, 2014. On January 17, 2014, the Company filed a new registration statement with the SEC to continue offering the 99,861,104 Units that remained unsold as of that date at $11.00 per Unit. While the new registration statement is under review by the SEC the Company is permitted to continue to offer and sell Units under its original registration statement, until the earlier of the effective date of the new registration statement or 180 days after the third anniversary of the initial effectiveness date of the original registration statement. The offering is continuing under the original registration statement as of the date of filing this Supplement. The Company may terminate the offering at any time.

On July 26, 2013, the Company entered into an unsecured revolving credit facility with a commercial bank in an initial amount of $75 million. On October 3, 2013, the credit agreement was amended to increase the amount of the facility to $100 million and to allow for future increases in the amount of the facility up to $150 million, subject to certain conditions. The amount of the facility was increased to $150 million on January 30, 2014. The credit facility will be utilized for acquisitions, hotel renovations, working capital and other general corporate funding purposes, including the payment of redemptions and distributions. Under the terms of the credit agreement, the Company may make voluntary prepayments in whole or in part, at any time. The credit facility matures in July 2015; however, the Company has the right, upon satisfaction of certain conditions, including covenant compliance and payment of an extension fee, to extend the maturity date to July 2016. Interest payments are due monthly and the interest rate, subject to certain exceptions, is equal to the one-month LIBOR (the London Inter-Bank Offered Rate for a one-month term) plus a margin ranging from 2.25% to 2.75%, depending upon the Company’s leverage ratio, as calculated under the terms of the credit agreement. The Company is also required to pay an unused facility fee of 0.25% or 0.35% on the unused portion of the revolving credit facility, based on the amount of borrowings outstanding during each quarter.

On the day of closing of the credit facility, the Company borrowed $54.0 million under the credit facility, of which $53.6 million was used to fund a portion of the aggregate purchase price of eight hotels that closed on July 26, 2013 and $0.4 million was used to pay loan origination costs. As of December 31, 2013, the credit facility had an outstanding principal balance of $74.0 million and an annual interest rate of approximately 2.42%.

The credit facility contains customary affirmative covenants, negative covenants and events of default. In addition, the credit facility contains covenants restricting the level of certain investments and the following quarterly financial covenants (capitalized terms are defined in the credit agreement):

•	Minimum Net Worth shall not be less than $450 million;

•	Total Indebtedness to Total Asset Value must not exceed 50%;

•	Total Secured Indebtedness to Total Asset Value must not exceed 30%;

•	Ratio of Adjusted Net Operating Income to Fixed Charges for the four trailing quarters must equal or exceed two;

•	Ratio of Adjusted Net Operating Income attributable to Unencumbered Hotels to Implied Debt Service for the four trailing quarters must equal or exceed two;

•	Distributions cannot exceed $0.825 per share per year;

•	Additional Unsecured Indebtedness (other than this credit facility) shall not exceed $2.5 million; and

•	Unencumbered Leverage Ratio must be less than 45%.

The Company was in compliance with each of these covenants at December 31, 2013.

Capital Uses

The Company anticipates that cash flow from its hotel operations, distributions from the Company’s Energy Investment and availability under its $150 million revolving credit facility will be adequate to meet its anticipated liquidity requirements, including debt service, capital improvements, required distributions to shareholders to maintain its REIT status and planned Unit redemptions. The Company intends to use the proceeds from the Company’s on-going best-efforts offering and borrowings under its credit facility to purchase the hotels under contract if a closing occurs.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions during 2013 totaled approximately $59.3 million and were paid at a monthly rate of $0.06875 per common share. For the same period, the Company’s cash generated from operations was approximately $47.5 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company had significant amounts of cash earning interest at short term money market rates through the first half of the year. As a result, a portion of distributions paid through December 31, 2013 have been funded from proceeds from the on-going best-efforts offering of Units and borrowings under its credit facility, and are expected to be treated as a return of capital for federal income tax purposes.

In February 2011, the Company’s Board of Directors established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. The Company intends to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by its Board of Directors. The Company’s Board of Directors, upon the recommendation of the Audit Committee, may amend or establish a new annualized distribution rate and may change the timing of when distributions are paid. The Company’s objective in setting a distribution rate is to project a rate that will provide consistency over the life of the Company taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles. To meet this objective, the Company may require the use of debt or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been funded with proceeds from the offering of Units and borrowings under its credit facility, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to generate cash from operations at this level, as well as the Company’s ability to utilize currently available financing, or the Company’s ability to obtain additional financing. Since there can be no assurance that the properties already acquired or that will be acquired will provide income at this level, or that the Company will be able to obtain additional financing, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.

In April 2012, the Company instituted a Unit Redemption Program to provide limited interim liquidity to its shareholders who have held their Units for at least one year. Shareholders may request redemption of Units for a purchase price equal to 92.5% of the price paid per Unit if the Units have been owned for less than five years, or 100% of the price paid per Unit if the Units have been owned more than five years. The maximum number of Units that may be redeemed in any given year is three percent (3%) of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program. Since inception of the program through December 31, 2013, the Company has redeemed approximately 3.5 million Units representing $35.9 million, including 2.0 million Units in the amount of $20.8 million and 1.5 million Units in the amount of $15.0 million during the years ended December 31, 2013 and 2012. As contemplated in the program, beginning with the October 2012 redemption, the scheduled redemption date for the fourth quarter of 2012, through the April 2013 redemption, the scheduled redemption date for the second quarter of 2013, the Company redeemed Units on a pro-rata basis due to the 3% limitation discussed above. Prior to October 2012 and from July 2013, the scheduled redemption date for the third quarter of 2013, through December 31, 2013, the Company redeemed 100% of redemption requests. The following is a summary of the Unit redemptions during 2012 and 2013:

Redemption Date	Total Requested Unit Redemptions at Redemption Date	Units Redeemed	Total Redemption Requests Not Redeemed at Redemption Date
Second Quarter 2012	474,466	474,466	0
Third Quarter 2012	961,236	961,236	0
Fourth Quarter 2012	617,811	46,889	570,922
First Quarter 2013	938,026	114,200	823,826
Second Quarter 2013	1,063,625	637,779	425,846
Third Quarter 2013	677,855	677,855	0
Fourth Quarter 2013	609,079	609,079	0

The Company has on-going capital commitments to fund its capital improvements. The Company is required, under all of the hotel management agreements and certain loan agreements, to make available, for the repair, replacement, refurbishing of furniture, fixtures, and equipment, a percentage of gross revenues provided that such amount may be used for the Company’s capital expenditures with respect to the hotels. The Company expects that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain the Company’s hotels in a competitive condition. As of December 31, 2013, the Company held approximately $7.7 million in reserves for capital expenditures. During 2013, the Company invested approximately $8.9 million in capital expenditures and anticipates investing $15 to $20 million during 2014 on properties owned at December 31, 2013. The Company does not currently have any existing or planned projects for development.

As of December 31, 2013, the Company had outstanding contracts for the potential purchase of three additional hotels, which were under construction, for a total purchase price of $68.1 million. Two of the hotels (a 155-room Hilton Garden Inn and a 100-room Homewood Suites in Oklahoma City, Oklahoma), which opened in January 2014, were acquired on January 31, 2014. The remaining hotel should be completed during 2014. Closing on this hotel (a 156-room Residence Inn in Fort Lauderdale, Florida) is expected upon completion of construction. Although the Company is working towards acquiring this hotel, there are many conditions to closing that have not yet been satisfied and there can be no assurance that the closing will occur under the outstanding purchase contract.

The purchase price for the two hotels that closed in January 2014 was funded with borrowings under the Company’s credit facility. The Company intends to use the proceeds from the Company’s best-efforts offering and borrowings under its credit facility to purchase the remaining hotel under contract if a closing occurs.

As discussed herein in Related Parties, as part of the cost sharing arrangements, the day-to-day transactions may result in amounts due to or from the Apple REIT Entities and Advisors (excluding Apple Six and A6 Advisors after the A6 Merger). To efficiently manage cash disbursements, an individual Apple REIT Entity or Advisor (excluding Apple Six and A6 Advisors after the A6 Merger) may make payments for any or all of the related companies. Under the cash management process, each of the Apple REIT Entities and Advisors (excluding Apple Six and A6 Advisors) may advance or defer up to $1 million at any time. Each month, any outstanding amounts are settled among the affected companies. This process allows each Company to minimize its cash on hand, which, in turn, reduces the cost of each companies’ credit facilities. The process does not have a significant impact on any of the companies.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently, the Company is not experiencing any material impact from inflation.

Business Interruption

Being in the real estate industry, the Company is exposed to natural disasters on both a local and national scale. Although management believes there is adequate insurance to cover this exposure, there can be no assurance that such events will not have a material adverse effect on the Company’s financial position or results of operations.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at the Company’s hotels may cause quarterly fluctuations in its revenues. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand or available financing sources to make distributions.

Critical Accounting Policies

The following contains a discussion of what the Company believes to be critical accounting policies. These items should be read to gain a further understanding of the principles used to prepare the Company’s financial statements. These principles include application of judgment; therefore, changes in judgments may have a significant impact on the Company’s reported results of operations and financial condition.

Investment Policy

Upon acquisition of real estate properties, the Company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) and identified intangible assets and liabilities, in-place leases and assumed debt based on evaluation of information and estimates available at that date. Fair values for these assets are not directly observable and estimates are based on comparables and other information which is subjective in nature. Generally, the Company does not acquire hotel properties that have significant in-place leases as lease terms for hotel properties are very short term in nature. The Company has not assigned any value to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts is not considered material.

The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to ASRG.

Capitalization Policy

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; and (3) for major repairs to a single asset, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

Impairment Losses Policy

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties over their estimated remaining useful life, based on historical and industry data, is less than the properties’ carrying amount. Indicators of impairment include a property with current or potential losses from operations, when it becomes more likely than not that a property will be sold before the end of its previously estimated useful life or when events, trends, contingencies or changes in circumstances indicate that a triggering event has occurred and an asset’s carrying value may not be recoverable. The Company monitors its properties on an ongoing basis by analytically reviewing financial performance and considers each property individually for purposes of reviewing for indicators of impairment. As many indicators of impairment are subjective, such as general economic and market declines, the Company also prepares an annual recoverability analysis for each of its properties to assist with its evaluation of impairment indicators. The analysis compares each property’s net book value to each property’s estimated operating income using current operating results for each stabilized property and projected stabilized operating results based on the property’s market for properties that recently opened, were recently renovated or experienced other short-term business disruption. Since the Company’s planned initial hold period for each property is 39 years the Company’s ongoing analysis and annual recoverability analysis have not identified any impairment losses and no impairment losses have been recorded to date. If events or circumstances change such as the Company’s intended hold period for a property or if the operating performance of a property declines substantially for an extended period of time, the Company’s carrying value for a particular property may not be recoverable and an impairment loss will be recorded. Impairment losses are measured as the difference between the asset’s fair value and its carrying value.

Subsequent Events

In January 2014, the Company declared and paid approximately $5.4 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

In January 2014, under the guidelines of the Company’s Unit Redemption Program, the Company redeemed approximately 243,000 Units in the amount of $2.5 million. The redemptions represented approximately 68% of the total redemption requests due to the 3% limitation under the Unit Redemption Program.

During January 2014, the Company closed on the issuance of approximately 1.2 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $13.5 million and proceeds net of selling and marketing costs of approximately $12.2 million.

On January 30, 2014, the Company increased the availability under its revolving credit facility to $150 million.

On January 31, 2014, the Company closed on the purchase of a 155-room Hilton Garden Inn hotel and a 100-room Homewood Suites hotel in an adjoining two-hotel complex in Oklahoma City, Oklahoma. The gross purchase price for the two hotels is $45.0 million.

In February 2014, the Company declared and paid approximately $5.5 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

During February 2014, the Company closed on the issuance of approximately 1.0 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $10.6 million and proceeds net of selling and marketing costs of approximately $9.5 million.

EXPERTS

The audited consolidated financial statements and financial statement schedule of the Company as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013, appearing in this Supplement have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

EXPERIENCE OF PRIOR PROGRAMS

The tables following this introduction set forth information with respect to certain of the prior real estate programs sponsored by Glade M. Knight, who is sometimes referred to as the “prior program sponsor.” These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. Information in the tables is current as of December 31, 2013. The tables are furnished solely to provide prospective investors with information concerning the past performance of entities formed by Glade M. Knight. Regulatory filings and annual reports of Apple Hospitality, formerly known as Apple Nine, Apple Eight, Apple Seven and Apple Six will be provided upon request for no cost (except for exhibits, for which there is a minimal charge). In addition, Table VI of this Supplement contains detailed information on the property acquisitions of Apple Hospitality and is available without charge upon request of any investor or prospective investor. Please send all requests to Apple REIT Ten, Inc., 814 East Main Street, Richmond, VA 23219, Attn: Kelly Clarke; telephone: 804-344-8121.

In the five years ending December 31, 2013, Glade M. Knight sponsored only Apple Six, Apple Seven, Apple Eight and Apple Hospitality, which have investment objectives similar to ours. Apple Six, Apple Seven, Apple Eight and Apple Hospitality were formed to invest in existing residential rental properties and/or extended-stay and select-service hotels and possibly other properties for the purpose of providing regular monthly or quarterly distributions to shareholders and the possibility of long-term appreciation in the value of properties and shares.

The information in the following tables should not be considered as indicative of our capitalization or operations. Also past performance of prior programs is not necessarily indicative of our future results. Purchasers of Units offered by our offering will not have any interest in the entities referred to in the following tables or in any of the properties owned by those entities as a result of the acquisition of Units in us.

Although Apple Seven, Apple Eight and Apple Hospitality suspended their Unit Redemption Programs in June 2013, these Unit Redemption Programs were similar to our Unit Redemption Program. Prior to suspension, these companies’ programs redemption requests exceeded the redemptions granted. Thus, for the last redemption date (April 2013), the percentage of requested redemptions that were honored was as follows: Apple Seven, approximately 4%; Apple Eight, approximately 3% and Apple Hospitality, approximately 8%. Apple Six did not have any redemptions in April 2013 because its Unit Redemption Program was suspended on November 29, 2012 upon entering into a merger agreement with an entity not affiliated with the other Apple REIT Entities, which was completed on May 14, 2013. The Boards of Directors of Apple Seven, Apple

Eight and Apple Hospitality suspended their Unit Redemption Programs as the Boards of Directors evaluated the potential merger transaction in which Apple Hospitality, Apple Eight and Apple Seven would be consolidated. The merger transaction was completed on March 1, 2014 and the redemption program continues to be suspended.

As with our program, each of these companies’ Board of Directors approved its Unit Redemption Program to provide only limited interim liquidity to its shareholders who have held their Units for at least one year. Investments in these companies as well as Apple REIT Ten, Inc. are, and are intended to be, illiquid investments until a liquidity event occurs.

See, “Apple Ten Advisors and Apple Suites Realty—Prior Performance of Programs Sponsored by Glade M. Knight” in the prospectus for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to ours.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•

“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•	“Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.

•	“Return of Capital” refers to distributions to investors in excess of net income.

Table II: COMPENSATION TO SPONSOR AND ITS AFFILIATES

Table II summarizes the compensation paid to the Prior Program Sponsor and its Affiliates (i) by programs organized by it and closed within three years ended December 31, 2013, and (ii) by all other programs during the three years ended December 31, 2013.

	Apple Hospitality REIT, Inc.(1)	Apple REIT Eight(1)	Apple REIT Seven(1)	Apple REIT Six(2)
Date offering commenced	April 2008	July 2007	March 2006	April 2004
Dollar amount raised	$2,000,000,000	$1,000,000,000	$1,000,000,000	$1,000,000,000
Amounts Paid to Prior Program Sponsor from Proceeds of Offering:
Underwriting fees	—	—	—	—
Acquisition fees:
—Real Estate commission(3)	33,552,000	19,011,000	18,032,000	16,923,000
—Advisory Fees	—	—	—	—
—Other	—	—	—	—
Other	—	—	—	—
Dollar amount of cash generated from operations before deducting payments to sponsor	493,892,000	291,852,000	449,044,000	642,711,000
Amount paid to sponsor from operations:
Property management fees	—	—	—	—
Partnership management fees	—	—	—	—
Reimbursement of operational employee payroll and benefits and overhead costs(4)	8,819,000	10,490,000	11,889,000	13,859,000
Reimbursement of acquisition employee payroll and benefits and overhead costs(4)	2,661,000	1,116,000	1,269,000	825,000
Leasing commissions	—	—	—	—
Other—Advisory Fees(5)	11,072,000	6,241,000	8,903,000	16,079,000
Dollar amount of property sales and refinancing before deducting payments to sponsor
—Cash	198,400,000	—	—	—
—Notes	—	—	—	—
Amount paid to sponsor from property sales and refinancing
Real estate commissions	3,968,000	—	—	—
Incentive fees	—	—	—	—
Other	—	—	—	—

(1)

Effective March 1, 2014, Apple REIT Seven, Inc. and Apple REIT Eight, Inc. merged with and into Apple Hospitality REIT, Inc. in two merger transactions. Pursuant to the terms and conditions of the merger agreement, dated as of August 7, 2013 (the “Merger Agreement”), upon completion of the mergers, the separate corporate existence of Apple REIT Seven, Inc. and Apple REIT Eight, Inc. ceased (the “A7 and A8 mergers”). Effective with the A7 and A8 mergers, Apple REIT Nine, Inc. changed its name to Apple Hospitality REIT, Inc.

(2)

On May 14, 2013, Apple REIT Six, Inc. merged with and into BRE Select Hotels Corp, an affiliate of Blackstone Real Estate Partners VII, L.P. Pursuant to the terms of the merger agreement, upon completion of the merger, the separate corporate existence of Apple REIT Six, Inc. ceased.

(3)

Although reflected in this table as paid from offering proceeds, effective January 1, 2009, the Financial Accounting Standards Board issued a pronouncement requiring acquisition related costs related to existing businesses to be expensed as incurred, therefore these costs are reflected in these Company’s Statements of Operations as of the effective date for financial reporting purposes. For all programs noted except Apple Hospitality REIT, Inc. all acquisition fees were incurred prior to January 1, 2009. Approximately $6.8 million of Apple Hospitality REIT, Inc.’s acquisition fees were incurred prior to January 1, 2009 and therefore not a deduction from cash generated from operations. In addition, approximately $3.1 million in acquisition fees incurred after January 1, 2009 related to the acquisition of land and were capitalized accordingly and therefore not a deduction from cash generated from operations.

(4)

Represents payroll and benefits expenses and other overhead expenses either directly incurred, or reimbursements to Apple Fund Management, Inc. (as of December 31, 2013, a subsidiary of Apple Nine Advisors, Inc. owned by the Prior Program Sponsor and prior to May 14, 2013, a subsidiary of Apple REIT Six, Inc., and indirectly controlled by the Prior Performance Sponsor) or a prior related REIT organized and indirectly controlled by the Prior Program Sponsor. In connection with the A7 and A8 mergers, effective March 1, 2014, the entire membership interest of Apple Fund Management, Inc. was transferred and assigned to Apple Hospitality REIT, Inc.

(5)

As contemplated in the Merger Agreement, in connection with the completion of the A7 and A8 mergers effective March 1, 2014, Apple Hospitality REIT, Inc. became a self-advised REIT. Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple Hospitality REIT, Inc. terminated their advisory agreements with their respective Advisors, and Apple Fund Management, Inc. became a wholly owned subsidiary of Apple Hospitality REIT, Inc. Also, in connection with the Merger Agreement, on August 7, 2013, Apple Hospitality REIT, Inc. entered into a subcontract agreement with Apple Ten Advisors, Inc. to subcontract Apple Ten Advisors, Inc.’s obligations under the advisory agreement between Apple Ten Advisors, Inc. and Apple REIT Ten, Inc. to Apple Hospitality REIT, Inc. From and after the A7 and A8 mergers, Apple Hospitality REIT, Inc. will provide to Apple REIT Ten, Inc. the advisory services contemplated under Apple Ten Advisors, Inc.’s advisory agreement and Apple Hospitality REIT, Inc. will receive the fees and expenses payable under Apple Ten Advisors, Inc.’s advisory agreement from Apple REIT Ten, Inc. The subcontract agreement has no impact on Apple REIT Ten, Inc.’s contract with Apple Ten Advisors, Inc.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

Table III: OPERATING RESULTS OF PRIOR PROGRAMS*

Table III presents a summary of the annual operating results for Apple Hospitality REIT, Inc. (formerly Apple REIT Nine, Inc.), whose offerings closed in the five year period ending December 31, 2013. Table III is shown on both an income tax basis as well as in accordance with generally accepted accounting principles, the only significant difference being the methods of calculating depreciation.

	Apple Hospitality REIT, Inc.
	2013	2012	2011	2010	2009
Gross revenues(1)	$387,991,000	$372,412,000	$341,857,000	$181,460,000	$101,167,000
Profit on sale of properties(1)	33,306,000	—	—	—	—
Less: Operating expenses(1)	251,842,000	237,443,000	217,683,000	133,523,000	67,359,000
Interest income (expense)(1)	594,000	(6,745,000)	(4,371,000)	(931,000)	(1,018,000)
Depreciation(1)	54,827,000	52,748,000	49,815,000	30,749,000	15,936,000
Net income GAAP basis	115,222,000	75,476,000	69,988,000	16,257,000	16,854,000
Taxable income	—	—	—	—	—
Cash generated from operations	137,446,000	122,966,000	116,044,000	38,758,000	29,137,000
Cash generated from sales, net(1)	55,108,000	135,410,000	1,396,000	2,606,000	—
Cash generated from refinancing	—	47,690,000	—	—	—
Less: cash distributions to investors(2)	151,586,000	291,093,000	160,399,000	118,126,000	57,330,000
Cash generated after cash distribution	40,968,000	14,973,000	(42,959,000)	(76,762,000)	(28,193,000)
Less: Special items	—	—	—	—	—
Cash generated after cash distributions and special items	40,968,000	14,973,000	(42,959,000)	(76,762,000)	(28,193,000)
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary income	44	41	42	30	38
Capital gain	—	23	—	—	—
Cash distributions to investors
Source (on GAAP basis)
Investment income(3)	44	41	42	30	38
Long-term capital gain(3)	—	23	—	—	—
Return of capital(3)	31	81	38	50	42
Source (on Cash basis)
Sales	—	67	—	—	—
Refinancing	—	—	—	—	—
Operations	68	61	58	26	41
Other(4)	7	17	22	54	39
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	92%

*	Any rows not reflected from the Commission’s Industry Guide 5 are not applicable to the programs.

(1)

Includes amounts from discontinued operations, approximately 406 acres of land and land improvements located on 110 sites in the Fort Worth, Texas area (110 sites) which were leased to Chesapeake Energy Corporation for the production of natural gas that were sold in April 2012. In conjunction with the sale, Apple Hospitality REIT, Inc. received approximately $138.4 million in cash proceeds and issued a note receivable totaling $60.0 million to the purchaser, which was repaid in full by the purchaser on November 1, 2013. As a result of the repayment of the note, Apple Hospitality REIT, Inc. recognized the deferred gain on sale totaling $33.3 million, which was included in income from discontinued operations and deferred interest earned totaling $9.0 million as investment income in the fourth quarter of 2013.

(2)	2012 includes the payment of a special distribution of $0.75 per share, totaling $136.1 million to shareholders in May 2012 in conjunction with the sale of the 110 sites in April 2012.

(3)	Amounts determined based on Federal Tax reporting information, Generally Accepted Accounting Principals do not define these line items.

(4)

Source of distributions is not defined for purposes of this table. For further information, see cash flow information above or the Company’s related statement of cash flows included in its most recent for Form 10K filed with the Securities and Exchange Commission. However, although the Company believes that cash is fungible and that the statement of cash flows should be read in its entirety, the Company has shown the source of distributions from operations to the extent of cash generated from operations from the Company’s statement of cash flows. It is possible to deem the difference, if any, or any other amount to be paid from debt or offering proceeds, or proceeds from the repayment of a note receivable as described in note (1) above, to the extent that the aforementioned proceeds were available in the period.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

Table IV: RESULTS OF COMPLETED PROGRAMS

Table IV shows the aggregate results during the period of operations for (i) Apple REIT Six, Inc., which merged with and into BRE Select Hotels Corp, an affiliate of Blackstone Real Estate Partners VII, L.P. on May 14, 2013 and (ii) Apple REIT Seven, Inc. and Apple REIT Eight, Inc., which merged with and into Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc., in two merger transactions effective March 1, 2014.

	Apple REIT Six, Inc.(1)	Apple REIT Seven, Inc.(2)	Apple REIT Eight, Inc.(2)
Dollar Amount Raised	$1,000,000,000	$1,000,000,000	$1,000,000,000
Number of Properties Purchased	68	51	51
Date of Closing of Offering	4/23/04	3/15/06	7/27/07
Date of First Sale of Property	6/6/11	2/28/14	3/1/14
Date of Final Sale of Property	5/14/13	3/1/14	3/1/14
Tax and Distribution Data per $1,000 Investment through:
Federal Income Tax Results:
Ordinary income (loss)
—from operations	$504	$314	$172
—from recapture/return of capital	$1,000	$262	$249
Capital Gain (loss)	$168	$—	$—
Deferred Gain
—Capital	$—	$—	$—
—Ordinary	$—	$—	$—
Cash Distributions to Investors	$1,672	$576	$421
Source (on GAAP basis)
—Investment income(3)	$672	$314	$172
—Return of Capital(3)	$1,000	$262	$249
Source (on cash basis)
—Sales	$1,009	$—	$—
—Refinancing	$—	$—	$—
—Operations	$663	$466	$284
—Other(4)	$—	$110	$137
Receivable on Net Purchase Money Financing	$—	$—	$—

(1)

On May 14, 2013, Apple REIT Six, Inc. merged with and into BRE Select Hotels Corp, an affiliate of Blackstone Real Estate Partners VII, L.P. In the merger, each Unit of Apple REIT Six, Inc. received $9.20 in cash and one share of 7% Series A Cumulative Redeemable Preferred Stock of BRE Select Hotels Corp with an initial liquidation preference of $1.90 per share. The initial liquidation preference of $1.90 per share is subject to downward adjustment should net costs and payments related to certain legacy matters exceed $3.5 million. For purposes of this table, $1.90 per share was used for the amount of distribution received from the issuance of the Preferred Stock.

(2)

Effective March 1, 2014, Apple REIT Seven, Inc. and Apple REIT Eight, Inc. merged with and into Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc., in two merger transactions. Upon completion of the mergers, each Unit of Apple REIT Seven, Inc. was converted into one common share of Apple Hospitality REIT, Inc., and each Unit of Apple REIT Eight, Inc. was converted into 0.85 common shares of Apple Hospitality REIT, Inc.

(3)	Amounts determined based on Federal Tax reporting information, Generally Accepted Accounting Principals do not define these line items.

(4)

Source of distributions is not defined for purposes of this table. For further information, see cash flow information above or the Company’s related statement of cash flows included in its most recent for Form 10K filed with the Securities and Exchange Commission. However, although the Company believes that cash is fungible and that the statement of cash flows should be read in its entirety, the Company has shown the source of distributions from operations to the extent of cash generated from operations from the Company’s statement of cash flows. It is possible to deem the difference, if any, or any other amount to be paid from debt or offering proceeds to the extent that the aforementioned proceeds were available in the period.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

Table V: SALES OR DISPOSALS OF PROPERTIES BY PROGRAMS

On May 14, 2013, Apple REIT Six, Inc. merged with and into BRE Select Hotels Corp, an affiliate of Blackstone Real Estate Partners VII, L.P. Prior to the merger, Apple REIT Six, Inc. onwed 66 hotels.

Effective March 1, 2014, Apple REIT Seven, Inc. and Apple REIT Eight, Inc. merged with and into Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc., in two merger transactions. Prior to the mergers, Apple REIT Seven, Inc. and Apple REIT Eight, Inc. owned 48 and 51 continuing hotels, respectively.

Selling Price, Net of Closing Costs and GAAP Adjustments

Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Orignal Mortgage Financing	Total Acquisition Cost, Capital Improvemnts, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Reciepts Over Cash Expenditures
Apple REIT Six, Inc. — sale of two hotels in 2011
Tempe, AZ TownePlace Suites	June 05	June 11	$5,310,000	$—	$—	$—	$5,310,000	$—	$8,552,000	$8,552,000	$4,400,000
Tempe, AZ SpringHill Suites	June 05	June 11	5,445,000	—	—	—	5,445,000	—	8,454,000	8,454,000	4,800,000

			$10,755,000				$10,755,000		$17,006,000	$17,006,000	$9,200,000

Apple Hospitality REIT, Inc. — sale of 110 sites in 2012(1)
110 sites	April 9	April 12	$193,833,000	$—	$—	$—	$193,833,000	$—	$147,346,000	$147,346,000	$45,726,000

(1)

In April 2012, Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc. sold 406 acres of land and land improvements located on 110 sites (110 sites) leased to a third party for the production of natural gas. In conjunction with the sale, Apple Hospitality REIT, Inc. received approximately $138.4 million in cash proceeds and issued a note receivable totaling $60.0 million to the purchaser, which was repaid in full by the purchaser on November 1, 2013. As a result of the repayment of the note, Apple Hospitality REIT, Inc. recognized the deferred gain on sale totaling $33.3 million, which was included in discontinued operations and deferred interest earned totaling $9.0 million as investment income in the fourth quarer of 2013.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

Table VI: ACQUISITIONS OF PROPERTIES BY PROGRAMS

The following is a summary of acquisitions by Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc., for the three most recent years, which acquired hotels named according to their location and franchise (as shown below) and other real estate investments. Purchasers of our Units will not have any interest in these properties. See, “Apple Ten Advisors and Apple Suites Realty—Prior Performance of Programs Sponsored by Glade M. Knight” and “—Prior REITS” in the prospectus for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to ours.

(dollars in thousands)

City	State	Brand	Encumbrances	Initial Investment	Total Investment(1)	Year of Construction	Date Acquired	Rooms
Tucson	AZ	TownePlace Suites	$—	$15,535	$15,610	2011	Oct-11	124
San Bernardino	CA	Residence Inn	—	15,152	15,909	2006	Feb-11	95
Santa Ana	CA	Courtyard	—	24,133	24,143	2011	May-11	155
Lafayette	LA	SpringHill Suites	—	10,109	10,119	2011	Jun-11	103
Fayetteville	NC	Home2 Suites	—	11,309	11,315	2011	Feb-11	118
Mt. Laurel	NJ	Homewood Suites	—	15,065	16,768	2006	Jan-11	118
West Orange	NJ	Courtyard	—	21,567	23,108	2005	Jan-11	131
Nashville	TN	Home2 Suites	—	16,359	16,360	2012	May-12	119
Dallas	TX	Hilton	19,545	42,571	49,330	2001	May-11	224
El Paso	TX	Hilton Garden Inn	—	19,544	19,564	2011	Dec-11	145
Texarkana	TX	Hampton Inn & Suites	4,747	9,359	10,300	2004	Jan-11	81
Manassas	VA	Residence Inn	—	16,357	17,329	2006	Feb-11	107
Richmond	VA	Corporate Office	—	4,405	4,464	1893	May-13	N/A

Total hotels acquisitions			24,292	221,465	234,319			1,520
Other real estate investments:
Richmond	VA	Hotel under construction	—	3,115	11,997		Jul-12	—

			$24,292	$224,580	$246,316			1,520

(1)	“Total Investment” for a given property includes the acquisition price for the property plus, as applicable, amounts capitalized subsequent to acquisition for additional fixed assets.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

APPLE REIT TEN, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements of Company

Apple REIT Ten, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Apple REIT Ten, Inc.

We have audited the accompanying consolidated balance sheets of Apple REIT Ten, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple REIT Ten, Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Apple REIT Ten, Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 12, 2014 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Richmond, Virginia
March 12, 2014

APPLE REIT TEN, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,
	2013	2012
ASSETS
Investment in real estate, net of accumulated depreciation of $43,076 and $21,804, respectively	$764,579	$506,689
Energy investment	100,340	0
Cash and cash equivalents	0	146,530
Restricted cash-furniture, fixtures and other escrows	10,843	9,396
Due from third party managers, net	4,327	2,481
Other assets, net	9,865	2,689

Total Assets	$889,954	$667,785

LIABILITIES
Credit facility	$74,039	$0
Mortgage debt	122,501	81,186
Accounts payable and accrued expenses	10,642	7,074

Total Liabilities	207,182	88,260
SHAREHOLDERS’ EQUITY
Preferred stock, authorized 30,000,000 shares; none issued and outstanding	0	0
Series A preferred stock, no par value, authorized 400,000,000 shares; issued and outstanding 78,868,484 and 64,983,511 shares, respectively	0	0
Series B convertible preferred stock, no par value, authorized 480,000 shares; issued and outstanding 480,000 shares	48	48
Common stock, no par value, authorized 400,000,000 shares; issued and outstanding 78,868,484 and 64,983,511 shares, respectively	772,388	636,191
Distributions greater than net income	(89,664)	(56,714)

Total Shareholders’ Equity	682,772	579,525

Total Liabilities and Shareholders’ Equity	$889,954	$667,785

See notes to consolidated financial statements.

The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,
	2013	2012	2011
Revenues:
Room revenue	$144,123	$106,759	$37,911
Other revenue	14,793	10,907	4,180

Total revenue	158,916	117,666	42,091
Expenses:
Operating expense	40,413	29,442	10,586
Hotel administrative expense	12,583	9,330	3,477
Sales and marketing	14,047	10,463	3,569
Utilities	5,698	4,402	1,592
Repair and maintenance	5,908	3,972	1,409
Franchise fees	6,708	4,692	1,839
Management fees	5,007	3,647	1,265
Property taxes, insurance and other	10,779	8,067	2,420
General and administrative	5,057	4,408	3,062
Acquisition related costs	6,960	1,582	11,265
Depreciation expense	21,272	15,795	6,009

Total expenses	134,432	95,800	46,493

Operating income (loss)	24,484	21,866	(4,402)
Investment income	7,999	247	395
Interest expense	(5,682)	(4,729)	(1,002)

Income (loss) before income taxes	26,801	17,384	(5,009)
Income tax expense	(463)	(305)	(125)

Net income (loss)	$26,338	$17,079	$(5,134)

Basic and diluted net income (loss) per common share	$0.37	$0.31	$(0.18)

Weighted average common shares outstanding — basic and diluted	72,047	54,888	29,333

See notes to consolidated financial statements.

The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except per share data)

	Common Stock		Series B Convertible Preferred Stock		Distributions Greater Than Net Income	Total
	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2010	0	$0	480	$48	$(31)	$17
Net proceeds from the sale of common shares	43,502	424,568	0	0	0	424,568
Stock options granted	0	58	0	0	0	58
Net loss	0	0	0	0	(5,134)	(5,134)
Cash distributions declared and paid to shareholders ($0.76 per share)	0	0	0	0	(23,594)	(23,594)

Balance at December 31, 2011	43,502	424,626	480	48	(28,759)	395,915
Net proceeds from the sale of common shares	22,965	226,556	0	0	0	226,556
Common shares redeemed	(1,483)	(15,042)	0	0	0	(15,042)
Stock options granted	0	51	0	0	0	51
Net income	0	0	0	0	17,079	17,079
Cash distributions declared and paid to shareholders ($0.825 per share)	0	0	0	0	(45,034)	(45,034)

Balance at December 31, 2012	64,984	636,191	480	48	(56,714)	579,525
Net proceeds from the sale of common shares	15,923	156,936	0	0	0	156,936
Common shares redeemed	(2,039)	(20,810)	0	0	0	(20,810)
Stock options granted	0	71	0	0	0	71
Net income	0	0	0	0	26,338	26,338
Cash distributions declared and paid to shareholders ($0.825 per share)	0	0	0	0	(59,288)	(59,288)

Balance at December 31, 2013	78,868	$772,388	480	$48	$(89,664)	$682,772

See notes to consolidated financial statements.

The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$26,338	$17,079	$(5,134)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation	21,272	15,795	6,009
Amortization of deferred financing costs, fair value adjustments and other non-cash expenses, net	241	171	52
Changes in operating assets and liabilities:
Increase in due from third party managers, net	(1,939)	(1,179)	(1,425)
Decrease (increase) in other assets, net	(725)	556	(45)
Increase in accounts payable and accrued expenses	2,275	711	1,364

Net cash provided by operating activities	47,462	33,133	821
CASH FLOWS USED IN INVESTING ACTIVITIES:
Cash paid for energy investment	(100,000)	0	0
Cash paid for the acquisition of hotel properties	(232,400)	(50,937)	(391,836)
Deposits and other disbursements for potential acquisitions, net	(3,591)	(22)	(433)
Capital improvements	(8,527)	(8,161)	(1,297)
Decrease (increase) in capital improvement reserves	3,911	514	(74)
Investment in other assets	(1,450)	0	0

Net cash used in investing activities	(342,057)	(58,606)	(393,640)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds related to issuance of Units	156,957	226,555	424,947
Redemptions of Units	(20,810)	(15,042)	0
Distributions paid to common shareholders	(59,288)	(45,034)	(23,594)
Payments on extinguished credit facility	0	0	(400)
Net proceeds from existing credit facility	74,039	0	0
Payments of notes payable	(1,585)	(1,423)	(273)
Deferred financing costs	(1,248)	(132)	(906)

Net cash provided by financing activities	148,065	164,924	399,774
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(146,530)	139,451	6,955
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	146,530	7,079	124

CASH AND CASH EQUIVALENTS, END OF PERIOD	$0	$146,530	$7,079

SUPPLEMENTAL INFORMATION:
Interest paid	$5,514	$4,884	$713

Income taxes paid	$352	$274	$99

NON-CASH TRANSACTIONS:
Notes payable assumed in acquisitions	$38,723	$13,067	$69,406

Other assets assumed in acquisitions	$123	$20	$4,065

Other liabilities assumed in acquisitions	$5,234	$137	$4,136

See notes to consolidated financial statements.

The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

Organization

Apple REIT Ten, Inc., together with its wholly owned subsidiaries (the “Company”), is a Virginia corporation formed to invest in hotels and other income-producing real estate in selected metropolitan areas in the United States. Initial capitalization occurred on August 13, 2010, when 10 Units, each Unit consisting of one common share and one Series A preferred share, were purchased by Apple Ten Advisors, Inc. (“A10A”) and 480,000 Series B convertible preferred shares were purchased by Glade M. Knight, the Company’s Chairman and Chief Executive Officer. The Company began operations on March 4, 2011 when it purchased its first hotel. The Company’s fiscal year end is December 31. The Company has no foreign operations or assets and its operating structure includes only one reportable segment. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated. Although the Company has an interest in a variable interest entity through its energy investment and its purchase commitments, it is not the primary beneficiary as the Company does not have any elements of power in the decision making process of the entity and does not share in any of its benefits, and therefore does not consolidate the entities. As of December 31, 2013, the Company owned 47 hotels located in 17 states with an aggregate of 5,933 rooms.

The Company has elected to be treated as a real estate investment trust (“REIT”) for federal income tax purposes. The REIT Modernization Act, effective January 1, 2001, permits real estate investment trusts to establish taxable businesses to conduct certain previously disallowed business activities. The Company has a wholly-owned taxable REIT subsidiary (or subsidiary thereof) (collectively, the “Lessee”), which leases all of the Company’s hotels.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value. Cash balances may at times exceed federal depository insurance limits.

Restricted Cash

Restricted cash includes reserves for debt service, real estate taxes, and insurance, and reserves for furniture, fixtures, and equipment replacements of up to 5% of property revenue for certain hotels, as required by certain management or mortgage debt agreement restrictions and provisions.

Investment in Real Estate and Related Depreciation

Real estate is stated at cost, net of depreciation. Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings, 10 to 21 years for franchise fees, ten years for major improvements and three to seven years for furniture and equipment.

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; and (3) for major repairs to a single asset, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon acquisition of real estate properties, the Company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) and identified intangible assets and liabilities, in-place leases and assumed debt based on evaluation of information and estimates available at that date. Fair values for these assets are not directly observable and estimates are based on comparables and other information which is subjective in nature. Generally, the Company does not acquire hotel properties that have significant in-place leases as lease terms for hotel properties are very short term in nature other than the leases discussed in Note 2. The Company has not assigned any value to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts is not considered material. The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to Apple Suites Realty Group, Inc. (“ASRG”), a related party 100% owned by Glade M. Knight, the Chairman and Chief Executive Officer of the Company.

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties over their estimated remaining useful life, based on historical and industry data, is less than the properties’ carrying amount. Indicators of impairment include a property with current or potential losses from operations, when it becomes more likely than not that a property will be sold before the end of its previously estimated useful life or when events, trends, contingencies or changes in circumstances indicate that a triggering event has occurred and an asset’s carrying value may not be recoverable. The Company monitors its properties on an ongoing basis by analytically reviewing financial performance and considers each property individually for purposes of reviewing for indicators of impairment. As many indicators of impairment are subjective, such as general economic and market declines, the Company also prepares an annual recoverability analysis for each of its properties to assist with its evaluation of impairment indicators. The analysis compares each property’s net book value to each property’s estimated operating income using current operating results for each stabilized property and projected stabilized operating results based on the property’s market for properties that recently opened, were recently renovated or experienced other short-term business disruption. Since the Company’s planned initial hold period for each property is 39 years the Company’s ongoing analysis and annual recoverability analysis have not identified any impairment losses and no impairment losses have been recorded to date. If events or circumstances change such as the Company’s intended hold period for a property or if the operating performance of a property declines substantially for an extended period of time, the Company’s carrying value for a particular property may not be recoverable and an impairment loss will be recorded. Impairment losses are measured as the difference between the asset’s fair value and its carrying value.

Revenue Recognition

Hotel revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel’s services.

Offering Costs

The Company is raising capital through an on-going best-efforts offering of Units by David Lerner Associates, Inc., the managing underwriter, which receives a selling commission and a marketing expense allowance based on proceeds of the Units sold. Additionally, the Company has incurred other offering costs including legal, accounting and reporting services. These offering costs are recorded by the Company as a reduction of shareholders’ equity. As of December 31, 2013, the Company had sold 82.4 million Units for gross proceeds of $901.5 million and proceeds net of

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

offering costs of $808.1 million. Offering costs included $90.2 million in selling commissions and marketing expenses and $3.2 million in other offering costs. The initial best-efforts offering expired on January 19, 2014. On January 17, 2014, the Company filed a new registration statement with the Securities and Exchange Commission (“SEC”) to continue offering the 99,861,104 Units that remained unsold as of that date at $11.00 per Unit. While the new registration statement is under review by the SEC, the Company is permitted to continue to offer and sell Units, under its original registration statement, until the earlier of the effective date of the new registration statement or 180 days after the third anniversary of the initial effectiveness date of the original registration statement. The Company may terminate the offering at any time.

Comprehensive Income

The Company recorded no comprehensive income other than net income (loss) for the periods reported.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. There were no potential common shares with a dilutive effect for the years ended December 31, 2013, 2012 and 2011. As a result, basic and dilutive outstanding shares were the same. Series B convertible preferred shares are not included in earnings per common share calculations until such time that such shares are eligible to be converted to common shares.

Income Taxes

The Company is operated as, and has elected to be taxed as, a REIT under Sections 856 to 860 of the Internal Revenue Code. Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives used to compute depreciation and acquisition related costs. Total distributions in 2013 of $0.825 per share for tax purposes were 55% ordinary income and 45% return of capital. The characterization of 2012 distributions of $0.825 per share for tax purposes was 49% ordinary income and 51% return of capital. The characterization of 2011 distributions of $0.76 per share for tax purposes was 41% ordinary income and 59% return of capital.

The Lessee, as a taxable REIT subsidiary of the Company, is subject to federal and state income taxes. The taxable REIT subsidiary had taxable income for the year ended December 31, 2013 and incurred a loss for the years ended December 31, 2012 and 2011. Taxable income for the year ended December 31, 2013 was offset by net operating losses carried forward from prior years. No operating loss benefit has been recorded in the consolidated balance sheet since realization is uncertain due to the taxable REIT subsidiary’s history of operating losses. The total net operating loss carry forward for federal income tax purposes was approximately $1.7 million as of December 31, 2013 and approximately $5.4 million as of December 31, 2012. The net operating losses expire beginning in 2032. There are no material differences between the book and tax cost basis of the Company’s assets and liabilities, except for acquisition related costs which are capitalized for tax purposes. The Company’s income tax expense as shown on the consolidated statements of operations is primarily the result of franchise taxes at the state jurisdiction level and therefore do not have any associated material deferred taxes. As of December 31, 2013 the tax years that remain subject to examination by major tax jurisdictions generally include 2010-2013.

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Sales and Marketing Costs

Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the hotel management and franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2012 and 2011 consolidated financial statements have been reclassified to conform with the 2013 presentation with no effect on previously reported net income or shareholders’ equity.

2. Investment in Real Estate

The Company’s investment in real estate consisted of the following (in thousands):

	December 31, 2013	December 31, 2012
Land	$71,088	$44,713
Building and Improvements	682,414	448,571
Furniture, Fixtures and Equipment	50,778	33,445
Franchise Fees	3,375	1,764

	807,655	528,493
Less Accumulated Depreciation	(43,076)	(21,804)

Investment in Real Estate, net	$764,579	$506,689

Hotels Owned

As of December 31, 2013, the Company owned 47 hotels, located in 17 states, consisting of the following:

Brand	Total by Brand	Number of Rooms
Hilton Garden Inn	10	1,563
Hampton Inn & Suites	9	1,089
Homewood Suites	9	1,000
Courtyard	4	519
TownePlace Suites	4	388
Fairfield Inn & Suites	3	310
Home2 Suites	3	304
Residence Inn	2	244
SpringHill Suites	2	206
Marriott	1	310

	47	5,933

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each of the 47 hotels the Company owned as of December 31, 2013. All dollar amounts are in thousands.

City	State	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Denver	CO	Hilton Garden Inn	Stonebridge	3/4/2011	221	$58,500
Winston-Salem	NC	Hampton Inn & Suites	McKibbon	3/15/2011	94	11,000
Charlotte	NC	Fairfield Inn & Suites	Newport	3/25/2011	94	10,000
Columbia	SC	TownePlace Suites	Newport	3/25/2011	91	10,500
Mobile	AL	Hampton Inn & Suites	McKibbon	6/2/2011	101	13,000
Gainesville	FL	Hilton Garden Inn	McKibbon	6/2/2011	104	12,500
Pensacola	FL	TownePlace Suites	McKibbon	6/2/2011	98	11,500
Knoxville	TN	SpringHill Suites	McKibbon	6/2/2011	103	14,500
Richmond	VA	SpringHill Suites	McKibbon	6/2/2011	103	11,000
Cedar Rapids	IA	Hampton Inn & Suites	Schulte	6/8/2011	103	13,000
Cedar Rapids	IA	Homewood Suites	Schulte	6/8/2011	95	13,000
Hoffman Estates	IL	Hilton Garden Inn	Schulte	6/10/2011	184	10,000
Davenport	IA	Hampton Inn & Suites	Schulte	7/19/2011	103	13,000
Knoxville	TN	Homewood Suites	McKibbon	7/19/2011	103	15,000
Knoxville	TN	TownePlace Suites	McKibbon	8/9/2011	98	9,000
Mason	OH	Hilton Garden Inn	Schulte	9/1/2011	110	14,825
Omaha	NE	Hilton Garden Inn	White	9/1/2011	178	30,018
Des Plaines	IL	Hilton Garden Inn	Raymond	9/20/2011	251	38,000
Merillville	IN	Hilton Garden Inn	Schulte	9/30/2011	124	14,825
Austin/Round Rock	TX	Homewood Suites	Vista	10/3/2011	115	15,500
Scottsdale	AZ	Hilton Garden Inn	White	10/3/2011	122	16,300
South Bend	IN	Fairfield Inn & Suites	White	11/1/2011	119	17,500
Charleston	SC	Home2 Suites	LBA	11/10/2011	122	13,908
Oceanside	CA	Courtyard	Marriott	11/28/2011	142	30,500
Skokie	IL	Hampton Inn & Suites	Raymond	12/19/2011	225	32,000
Tallahassee	FL	Fairfield Inn & Suites	LBA	12/30/2011	97	9,355
Gainesville	FL	Homewood Suites	McKibbon	1/27/2012	103	14,550
Nashville	TN	TownePlace Suites	LBA	1/31/2012	101	9,848
Jacksonville	NC	Home2 Suites	LBA	5/4/2012	105	12,000
Boca Raton	FL	Hilton Garden Inn	White	7/16/2012	149	10,900
Houston	TX	Courtyard	LBA	7/17/2012	124	14,632
Huntsville	AL	Hampton Inn & Suites	LBA	3/14/2013	98	11,466
Huntsville	AL	Home2 Suites	LBA	3/14/2013	77	9,009
Fairfax	VA	Marriott	White	3/15/2013	310	34,000
Houston	TX	Residence Inn	Western	6/7/2013	120	18,000
Denton	TX	Homewood Suites	Chartwell	7/26/2013	107	11,300
Maple Grove	MN	Hilton Garden Inn	North Central	7/26/2013	120	12,675
Oklahoma City	OK	Homewood Suites	Chartwell	7/26/2013	90	11,500
Omaha	NE	Hampton Inn & Suites	North Central	7/26/2013	139	19,775
Omaha	NE	Homewood Suites	North Central	7/26/2013	123	17,625
Phoenix	AZ	Courtyard	North Central	7/26/2013	127	10,800
Phoenix	AZ	Hampton Inn & Suites	North Central	7/26/2013	125	8,600
Phoenix	AZ	Homewood Suites	North Central	7/26/2013	134	12,025
Colorado Springs	CO	Hampton Inn & Suites	Chartwell	11/8/2013	101	11,500
Franklin	TN	Courtyard	Chartwell	11/8/2013	126	25,500
Franklin	TN	Residence Inn	Chartwell	11/8/2013	124	25,500
Dallas	TX	Homewood Suites	Western	12/5/2013	130	25,350

Total					5,933	$784,786

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Of the Company’s 47 hotels owned at December 31, 2013, 26 were acquired in 2011, five were acquired in 2012 and 16 were acquired in 2013. For the 16 hotels acquired during 2013, the amount of revenue and operating income (excluding acquisition related costs totaling $6.8 million) included in the Company’s consolidated income statement from the acquisition date to the period ending December 31, 2013 was approximately $27.9 million and $4.4 million, respectively. For the five hotels acquired during 2012, the amount of revenue and operating income (excluding acquisition related costs totaling $1.5 million) included in the Company’s consolidated income statement from the acquisition date to the period ending December 31, 2012 was approximately $9.7 million and $2.2 million, respectively. For the 26 hotels acquired during 2011, the amount of revenue and operating income (excluding acquisition related costs totaling $11.1 million) included in the Company’s consolidated income statement from the acquisition date to the period ending December 31, 2011 was approximately $42.1 million and $9.9 million, respectively.

The purchase price for the properties acquired through December 31, 2013, net of debt assumed, was funded primarily by the Company’s on-going best-efforts offering of Units and borrowings under its unsecured revolving credit facility. The Company assumed approximately $121.2 million of debt secured by nine of its hotel properties. The Company also used the proceeds of its on-going best-efforts offering to pay approximately $19.8 million in acquisition related costs, including $15.7 million, representing 2% of the gross purchase price for these hotels, as a brokerage commission to ASRG, 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer and approximately $4.1 million in other acquisition related costs, including title, legal and other related costs. These costs totaled $7.0 million, $1.6 million and $11.3 million for the years ended December 31, 2013, 2012 and 2011, and are included in acquisition related costs in the Company’s consolidated statements of operations.

In connection with the acquisition of the Mobile, Alabama Hampton Inn & Suites hotel in June 2011, the Company assumed a land lease with a remaining lease term of 51 years on the date of acquisition. The lease was valued at below market rates and as a result the Company recorded an in-place favorable lease asset totaling $1.5 million which is included in other assets, net in the Company’s consolidated balance sheets. The amount is being amortized over the remaining initial lease term and the unamortized balance totaled $1.5 million as of December 31, 2013 and 2012.

In connection with the acquisitions of the Phoenix, Arizona Hampton Inn & Suites and Homewood Suites hotels in July 2013, the Company assumed two land leases with remaining lease terms of 87 years on the date of acquisition. The leases were valued at below market rates and as a result the Company recorded in-place favorable lease assets totaling $0.6 million which are included in other assets, net in the Company’s consolidated balance sheets. The amounts are being amortized over the remaining lease terms and the unamortized balance totaled $0.6 million as of December 31, 2013.

No goodwill was recorded in connection with any of the acquisitions.

3. Energy Investment

On June 7, 2013, the Company became the preferred member (the “Preferred Interest”) of Cripple Creek Energy, LLC (“CCE”) pursuant to the Limited Liability Company Agreement of CCE, dated June 6, 2013, between Eastern Colorado Holdings, LLC, as common member (“Common Member”) and Apple Ten Ventures Services, Inc., an indirect wholly-owned taxable subsidiary of the Company. CCE was a newly formed entity that was formed solely for the purpose of acquiring, owning, managing, operating, developing, drilling and disposing of oil and gas leasehold acreage and producing and selling oil, gas and other minerals. The purchase price of the Preferred Interest was $100 million, of which $80 million was funded on June 7, 2013 and the remaining $20 million was funded on July 2, 2013. At the time of purchase, the purchase price approximated fair value. The terms of the Preferred Interest include a distribution to be paid monthly at an annual return of 10% of the Company’s “Energy Investment”, which includes the funded purchase price

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

plus any unpaid deferred distributions, and a deferred distribution at an annual return of 4% of the Energy Investment to be paid at CCE’s option on each monthly distribution date or upon redemption of the Preferred Interest. CCE is required to redeem the Preferred Interest on June 1, 2014, but may elect to extend that date to June 1, 2015. CCE is also permitted to redeem the Preferred Interest in whole or in part at any time. The redemption price is the initial investment plus any unpaid current or deferred distributions. The Preferred Interest ranks senior to any other equity in CCE and CCE’s organizational documents limit its permitted indebtedness. The Common Member has guaranteed CCE’s payment obligations in connection with the Preferred Interest on a non-recourse basis and has pledged its common membership interest in CCE to secure the guaranty.

In accordance with the Accounting Standards Codification Topic on “Investments—Debt and Equity Securities,” the Company’s Energy Investment is classified as a held-to-maturity debt security and accounted for under the cost method. As of December 31, 2013, the carrying value of the Company’s Energy Investment was $100.3 million. For the year ended December 31, 2013, total distributions earned on the Energy Investment were $7.8 million, including $5.6 million of monthly distributions and $2.2 million of deferred distributions, which are included in investment income in the Company’s consolidated statements of operations.

4. Credit Facility and Notes Payable

Revolving Credit Facility

On July 26, 2013, the Company entered into an unsecured revolving credit facility with a commercial bank in an initial amount of $75 million. On October 3, 2013, the credit agreement was amended to increase the amount of the facility to $100 million and to allow for future increases in the amount of the facility up to $150 million, subject to certain conditions. The amount of the facility was then increased to $150 million on January 30, 2014. The credit facility will be utilized for acquisitions, hotel renovations, working capital and other general corporate funding purposes, including the payment of redemptions and distributions. Under the terms of the credit agreement, the Company may make voluntary prepayments in whole or in part, at any time. The credit facility matures in July 2015; however, the Company has the right, upon satisfaction of certain conditions, including covenant compliance and payment of an extension fee, to extend the maturity date to July 2016. Interest payments are due monthly and the interest rate, subject to certain exceptions, is equal to the one-month LIBOR (the London Inter-Bank Offered Rate for a one-month term) plus a margin ranging from 2.25% to 2.75%, depending upon the Company’s leverage ratio, as calculated under the terms of the credit agreement. The Company is also required to pay an unused facility fee of 0.25% or 0.35% on the unused portion of the revolving credit facility, based on the amount of borrowings outstanding during each quarter.

On the day of closing of the credit facility, the Company borrowed $54.0 million under the credit facility, of which $53.6 million was used to fund a portion of the aggregate purchase price of eight hotels that closed on July 26, 2013 and $0.4 million was used to pay loan origination costs. As of December 31, 2013, the credit facility had an outstanding principal balance of $74.0 million and an annual interest rate of approximately 2.42%.

The credit facility contains customary affirmative covenants, negative covenants and events of default. In addition, the credit facility contains covenants restricting the level of certain investments and the following quarterly financial covenants (capitalized terms are defined in the credit agreement):

•	Minimum Net Worth shall not be less than $450 million;

•	Total Indebtedness to Total Asset Value must not exceed 50%;

•	Total Secured Indebtedness to Total Asset Value must not exceed 30%;

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Ratio of Adjusted Net Operating Income to Fixed Charges for the four trailing quarters must equal or exceed two;

•	Ratio of Adjusted Net Operating Income attributable to Unencumbered Hotels to Implied Debt Service for the four trailing quarters must equal or exceed two;

•	Distributions cannot exceed $0.825 per share per year;

•	Additional Unsecured Indebtedness (other than this credit facility) shall not exceed $2.5 million; and

•	Unencumbered Leverage Ratio must be less than 45%.

The Company was in compliance with each of these covenants at December 31, 2013.

Notes Payable

In conjunction with the acquisition of nine hotel properties, the Company assumed approximately $121.2 million in debt secured by first mortgage notes on the applicable hotels. The following table summarizes the hotel property securing each loan, the stated interest rate, loan assumption date, maturity date, the principal amount assumed and the outstanding balance as of December 31, 2013 and 2012 for each of the Company’s mortgage debt obligations. All dollar amounts are in thousands.

Location	Brand	Interest Rate(1)	Acquisition Date	Maturity Date	Principal Assumed	Outstanding balance as of December 31, 2013	Outstanding balance as of December 31, 2012
Knoxville, TN	Homewood Suites	6.30%	7/19/2011	10/8/2016	$11,499	$11,055	$11,249
Knoxville, TN	TownePlace Suites	5.45%	8/9/2011	12/11/2015	7,392	6,859	7,089
Des Plaines, IL	Hilton Garden Inn	5.99%	9/20/2011	8/1/2016	20,838	19,996	20,385
Scottsdale, AZ	Hilton Garden Inn	6.07%	10/3/2011	2/1/2017	10,585	10,208	10,390
Skokie, IL	Hampton Inn & Suites	6.15%	12/19/2011	7/1/2016	19,092	18,441	18,778
Gainesville, FL	Homewood Suites	5.89%	1/27/2012	5/8/2017	13,067	12,676	12,886
Colorado Springs, CO	Hampton Inn & Suites	6.25%	11/8/2013	7/6/2021	8,231	8,222	0
Franklin, TN	Courtyard	6.25%	11/8/2013	8/6/2021	15,246	15,229	0	(2)
Franklin, TN	Residence Inn	6.25%	11/8/2013	8/6/2021	15,246	15,229	0	(2)

					$121,196	$117,915	$80,777

(1)

These rates are the rates per the loan agreement. At acquisition, the Company adjusted the interest rates on these loans to market rates and is amortizing the adjustments to interest expense over the life of the loan.

(2)	One loan secured by two hotels. For presentation purposes, the principal assumed and outstanding balance were allocated equally to each hotel.

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate amounts of principal payable under the Company’s debt obligations (mortgage debt and the balance outstanding under the Company’s credit facility), for the five years subsequent to December 31, 2013 and thereafter are as follows (in thousands):

2014	$2,137
2015	82,669
2016	48,496
2017	22,163
2018	641
Thereafter	35,848

191,954
Fair Value Adjustment of Assumed Debt	4,586

Total	$196,540

A fair value adjustment was recorded upon the assumption of above or below market rate loans in connection with the Company’s hotel acquisitions. These fair value adjustments will be amortized into interest expense over the remaining term of the related indebtedness using a method approximating the effective interest rate method. The effective interest rates on the applicable debt obligations assumed ranged from 4.4% to 6.5% at the date of assumption. The total adjustment resulted in a reduction to interest expense of $176,000, $94,000 and $48,000 for the years ended December 31, 2013, 2012 and 2011, respectively. The unamortized balance of the fair value adjustment was $4.6 million and $0.4 million at December 31, 2013 and 2012, respectively.

The Company incurred loan origination costs related to the assumption of the mortgage obligations on purchased hotels totaling $1.7 million and the origination of its credit facility totaling $0.6 million. Such costs are amortized over the period to maturity of the applicable mortgage loan or credit facility, as an addition to interest expense. Amortization of such costs totaled $346,000, $213,000 and $42,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company’s interest expense in 2013, 2012 and 2011 is net of interest capitalized in conjunction with hotel renovations totaling $332,000, $320,000 and $40,000, respectively.

Prior to the commencement of the Company’s best-efforts offering, the Company obtained an unsecured note payable in a principal amount of $400,000 to fund certain start-up costs and offering expenses. The lender was Bank of America. The note payable bore interest at a variable rate based on the London Interbank Borrowing Rate (LIBOR). The note was fully paid in January 2011 with net proceeds from the Company’s on-going best-efforts offering.

5. Fair Value of Financial Instruments

The Company estimates the fair value of its debt and Energy Investment by discounting the future cash flows of each instrument at estimated market rates consistent with the maturity of an instrument with similar credit terms and credit characteristics, which are Level 3 inputs. Market rates take into consideration general market conditions and maturity. At December 31, 2013, the carrying value of the Company’s Energy Investment as discussed in Note 3 approximated fair value. As of December 31, 2013, the carrying value and estimated fair value of the Company’s debt was $196.5 million and $198.1 million. As of December 31, 2012, the carrying value and estimated fair value of the Company’s debt was $81.2 million and $85.8 million. The carrying value of the Company’s other financial instruments approximates fair value due to the short-term nature of these financial instruments.

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arm’s length and the results of the Company’s operations may be different if these transactions were conducted with non-related parties. The Company’s independent members of the Board of Directors oversee and annually review the Company’s related party relationships (which include the relationships discussed in this section) and are required to approve any significant modifications to existing relationships, as well as any new significant related party transactions. There were no changes to the contracts discussed in this section and no new significant related party transactions during 2013 (other than the transactions related to the completion of Apple REIT Six, Inc.’s merger with a third party, the Company’s Energy Investment, and Apple Hospitality REIT, Inc.’s subcontract agreement with Apple Ten Advisors, Inc. discussed below). The Board of Directors is not required to approve each individual transaction that falls under the related party relationships. However, under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.

The term the “Apple REIT Entities” means the Company, Apple REIT Six, Inc. (“Apple Six”), Apple REIT Seven, Inc. (“Apple Seven”), Apple REIT Eight, Inc. (“Apple Eight”) and Apple Hospitality REIT, Inc., formerly known as Apple REIT Nine, Inc. (“Apple Hospitality”). The term the “Advisors” means Apple Six Advisors, Inc., Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc. (“A9A”), Apple Ten Advisors, Inc. (“A10A”), Apple Suites Realty Group, Inc. (“ASRG”) and Apple Six Realty Group, Inc. The Advisors are wholly owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company. Mr. Knight is also Chairman and Chief Executive Officer of Apple Hospitality. Another member of the Company’s Board of Directors is also on the Board of Directors of Apple Hospitality.

On May 14, 2013, Apple Six merged with and into an entity that is not affiliated with the Apple REIT Entities or the Advisors. Pursuant to the terms and conditions of the merger agreement, dated as of November 29, 2012, upon completion of the merger, the separate corporate existence of Apple Six ceased (the “A6 Merger”). Prior to the A6 Merger, Glade M. Knight was Chairman and Chief Executive Officer of Apple Six.

Effective March 1, 2014, Apple Seven and Apple Eight merged with and into Apple Hospitality in two merger transactions. Pursuant to the terms and conditions of the merger agreement, dated as of August 7, 2013 (the “Merger Agreement”), upon completion of the mergers, the separate corporate existence of Apple Seven and Apple Eight ceased (the “A7 and A8 mergers”). Prior to the A7 and A8 mergers, Glade M. Knight was Chairman and Chief Executive Officer of Apple Seven and Apple Eight and another member of the Company’s Board of Directors was also on the Board of Directors of Apple Seven and Apple Eight.

ASRG Agreement

The Company has a contract with ASRG to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is paid to ASRG for these services. As of December 31, 2013, payments to ASRG for fees under the terms of this contract have totaled approximately $15.7 million since inception. Of this amount, the Company incurred $5.3 million, $1.2 million and $9.2 million for the years ended December 31, 2013, 2012 and 2011, which is included in acquisition related costs in the Company’s consolidated statements of operations.

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A10A Agreement

The Company is party to an advisory agreement with A10A, pursuant to which A10A provides management services to the Company. A10A provides these management services through Apple Fund Management LLC (“AFM”), which immediately after the A6 Merger became a wholly-owned subsidiary of A9A. This transaction between A9A and Apple Six was made with no cash consideration exchanged between the entities. Prior to May 14, 2013, AFM was a wholly-owned subsidiary of Apple Six. An annual fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses as described below, are payable to A10A for these management services. Total advisory fees incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $1.2 million, $0.6 million and $0.3 million for the years ended December 31, 2013, 2012 and 2011, respectively. The increase in 2013 was due to the Company reaching the next fee tier under the advisory agreement due to improved results of operations for the Company during that period. At December 31, 2013, $0.4 million of the 2013 advisory fee had not been paid and was included in accounts payable and accrued expenses in the Company’s consolidated balance sheet. No amounts were outstanding at December 31, 2012.

Concurrently with the execution of the Merger Agreement, on August 7, 2013, Apple Hospitality entered into a subcontract agreement, as amended, (the “Subcontract Agreement”) with A10A. Pursuant to the Subcontract Agreement, A10A will subcontract its obligations under the advisory agreement between A10A and the Company (the “Advisory Agreement”) to Apple Hospitality. The Subcontract Agreement provides that, from and after the A7 and A8 mergers, Apple Hospitality will provide to the Company the advisory services contemplated under the Advisory Agreement and Apple Hospitality will receive the fees and expenses payable under the Advisory Agreement from the Company. The Company also signed the Subcontract Agreement to acknowledge the terms of the Subcontract Agreement. The Subcontract Agreement has no impact on the Company’s advisory agreement with A10A.

As contemplated in the Merger Agreement, in connection with the A7 and A8 mergers, Apple Hospitality became a self-managed REIT. Apple Seven, Apple Eight and Apple Hospitality terminated their advisory agreements with their respective Advisors, and AFM became a wholly owned subsidiary of Apple Hospitality.

Apple REIT Entities and Advisors Cost Sharing Structure

In addition to the fees payable to ASRG and A10A, the Company reimbursed to ASRG or A10A, or paid directly to AFM or Apple Hospitality on behalf of ASRG or A10A, approximately $2.1 million, $1.7 million and $1.4 million for the years ended December 31, 2013, 2012 and 2011. The expenses reimbursed were approximately $0.6 million, $0.6 million and $0.7 million, respectively, for costs reimbursed under the contract with ASRG and approximately $1.5 million, $1.1 million and $0.7 million, respectively, for costs reimbursed under the contract with A10A in each period. The costs are included in general and administrative expenses and are for the Company’s allocated share of the staffing and related costs provided by AFM and Apple Hospitality at the direction of A10A.

Prior to the completion of the A7 and A8 mergers, AFM was an affiliate of each of the Advisors. During 2013, each of the Advisors provided management services through the use of AFM to, respectively, the Company, Apple Six (prior to the A6 Merger), Apple Seven, Apple Eight and Apple Hospitality. In connection with the A6 Merger, effective May 14, 2013, the entire membership interest of Apple Six in AFM was transferred and assigned to A9A, which then became the sole member of AFM. As part of the assignment, A9A and the other Advisors agreed to indemnify the buyer of Apple Six for liabilities related to AFM. The assignment of AFM’s interest to A9A had no impact on the Company’s advisory agreement with A10A or the process of allocating costs from AFM to the Apple REIT Entities or Advisors as described below, except Apple Six and its advisors,

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Apple Six Advisors, Inc. and Apple Six Realty Group, Inc. (collectively “A6 Advisors”), no longer participate in the cost sharing arrangement, thereby increasing the remaining companies’ share of the allocated costs.

Also, in connection with the A6 Merger, on May 13, 2013, Apple Hospitality acquired from Apple Six the Apple REIT Entities’ and Advisors’ headquarters in Richmond, Virginia (“Headquarters”) and assumed the Fort Worth, Texas office lease agreement. As described below, any costs associated with the Headquarters and office lease, including office rent, utilities, office supplies, etc. (“Office Related Costs”) will continue to be allocated to the Apple REIT Entities and Advisors, excluding Apple Six and A6 Advisors.

Prior to the A6 Merger, amounts reimbursed to AFM included both compensation for personnel and Office Related Costs used by the companies. As discussed above, as a result of the A6 Merger, beginning on May 14, 2013, Office Related Costs were allocated from Apple Hospitality to the other Apple REIT Entities and Advisors, excluding Apple Six and A6 Advisors. Each of these companies had agreed to reimburse Apple Hospitality for its share of these costs. From the period May 14, 2013 through December 31, 2013, the Company reimbursed Apple Hospitality approximately $0.2 million (included above in the total costs of $2.1 million related to the Company’s agreements with A10A and ASRG) for its share of Office Related Costs, which are included in general and administrative costs in the Company’s consolidated statements of operations.

During 2013, all of the Office Related Costs and costs of AFM were allocated among the Apple REIT Entities and the Advisors, excluding Apple Six and A6 Advisors after the A6 Merger. The allocation of costs was reviewed by the Compensation Committees of the Apple REIT Entities. In making the allocation, management of each of the entities and their Compensation Committee considered all relevant facts related to each company’s level of business activity and the extent to which each company required the services of particular personnel of AFM. Such payments were based on the actual costs of the services and were not based on formal record keeping regarding the time these personnel devote to the Company, but were based on a good faith estimate by the employee and/or his or her supervisor of the time devoted by the employee to the Company. Although there was a potential conflict on time allocation of employees due to the fact that a senior manager, officer or staff member provided services to more than one company, the Company believes that the executives and staff compensation sharing arrangement described more fully below allowed the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allowed each entity to maintain a much more cost effective structure than having separate staffing arrangements. Since the employees of AFM performed services for the Apple REIT Entities and Advisors at the direction of the Advisors, individuals, including executive officers, received their compensation at the direction of the Advisors and received consideration directly from the Advisors.

As part of the cost sharing arrangements, the day-to-day transactions may result in amounts due to or from the Apple REIT Entities and Advisors (excluding Apple Six and A6 Advisors after the A6 Merger). To efficiently manage cash disbursements, an individual Apple REIT Entity or Advisor (excluding Apple Six and A6 Advisors after the A6 Merger) may make payments for any or all of the related companies. The amounts due to or from the related Apple REIT Entity or Advisor (excluding Apple Six and A6 Advisors after the A6 Merger) are reimbursed or collected and are not significant in amount.

The Company has incurred legal fees associated with the Legal Proceedings discussed herein. The Company also incurs other professional fees such as accounting, auditing and reporting. These fees are included in general and administrative expense in the Company’s consolidated statements of operations. To be cost effective, these services received by the Company are shared as applicable across the other Apple REIT Entities. The professionals cannot always specifically identify their fees for one company; therefore management allocates these costs across the companies that benefit from

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the services. The total costs for the Legal Proceedings discussed in Note 14 for all of the Apple REIT Entities (excluding Apple Six after the A6 Merger) was approximately $2.9 million, $7.3 million and $4.4 million for the years ended December 31, 2013, 2012 and 2011, of which approximately $0.3 million, $0.7 million and $0.5 million was allocated to the Company.

Apple Air Holding, LLC (“Apple Air”) Membership Interest

Included in other assets, net on the Company’s consolidated balance sheet as of December 31, 2013 is a 26% equity investment in Apple Air. As of December 31, 2013, the other members of Apple Air were Apple Seven, Apple Eight and Apple Hospitality. In connection with the A6 Merger, on May 13, 2013, the Company acquired its membership interest in Apple Air from Apple Six for approximately $1.45 million. The membership interest includes all rights and obligations previously held by Apple Six under Apple Air’s operating agreement. Also as part of the purchase, the Company agreed to indemnify the buyer of Apple Six for any liabilities related to the membership interest. The Company’s equity investment was approximately $1.2 million as of December 31, 2013. The Company has recorded its share of income and losses of the entity under the equity method of accounting and adjusted its investment in Apple Air accordingly. For the year ended December 31, 2013, the Company recorded a loss of approximately $170,000 as its share of the net loss of Apple Air, which primarily relates to the depreciation of the aircraft, and is included in general and administrative expense in the Company’s consolidated statements of operations. Through its equity investment, the Company has access to Apple Air’s aircraft for acquisition, asset management and renovation purposes. Additionally, prior to May 13, 2013, the Company, on occasion, used the Learjet owned by Apple Air for acquisition, asset management and renovation purposes. Total costs paid for the usage of the aircraft for the years ended December 31, 2013, 2012 and 2011 were $0.2 million each year.

Energy Investment

The Company’s Preferred Interest investment in CCE was identified by an unaffiliated entity in which one of the Company’s Board of Directors is a partner. The entity earned a finder’s fee from the Common Member.

7. Shareholders’ Equity

Best-efforts Offering

The Company is currently conducting an on-going best-efforts offering of Units. The Company registered to sell a total of 182,251,082 Units on Registration Statement Form S-11 (File No. 333-168971) filed on August 20, 2010 and was declared effective by the SEC on January 19, 2011. The Company began its best-efforts offering of Units the same day the registration statement was declared effective. Each Unit consists of one common share and one Series A preferred share. The minimum offering of 9,523,810 Units at $10.50 per Unit was sold as of January 27, 2011, with proceeds, net of commissions and marketing expenses, totaling $90 million. As of December 31, 2013, the Company had sold an additional 72,866,168 Units at $11.00 per Unit, with 99,861,104 Units remaining unsold. The initial best-efforts offering expired on January 19, 2014. On January 17, 2014, the Company filed a new registration statement with the SEC to continue offering the 99,861,104 Units that remained unsold as of that date at $11.00 per Unit. While the new registration statement is under review by the SEC, the Company is permitted to continue to offer and sell Units, under its original registration statement, until the earlier of the effective date of the new registration statement or 180 days after the third anniversary of the initial effectiveness date of the original registration statement. The offering is continuing under the original registration statement as of the date of filing this Supplement. The managing underwriter is David Lerner Associates, Inc. and all of

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Units are being sold for the Company’s account. The Company may terminate the offering at any time.

Series A Preferred Shares

The Series A preferred shares have no voting rights and no conversion rights. In addition, the Series A preferred shares are not separately tradable from the common shares to which they relate. The Series A preferred shares do not have any distribution rights except a priority distribution upon the sale of the Company’s assets. The priority distribution (“Priority Distribution”) is equal to $11.00 per Series A preferred share, and will be paid before any distribution will be made to the holders of any other shares. Upon the Priority Distribution the Series A preferred shares will have no other distribution rights.

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares’ distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11.00 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement with A10A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$900 million	10.90855
$ 1 billion	12.11423
$ 1.1 billion	13.31991
$ 1.2 billion	14.52559
$ 1.3 billion	15.73128
$ 1.4 billion	16.93696
$ 1.5 billion	18.14264
$ 1.6 billion	19.34832
$ 1.7 billion	20.55400
$ 1.8 billion	21.75968
$ 1.9 billion	22.96537
$ 2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest $100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests and the termination of the Series A preferred shares.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B convertible preferred shares can be reasonably estimated and the event triggering the conversion of the Series B convertible preferred shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B convertible preferred shares can be converted and the amounts paid for the Series B convertible preferred shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11.00 per common share fair market value). Based on equity raised through December 31, 2013, if a triggering event had occurred, expense would have ranged from $0 to $57.6 million (assumes $11.00 per common share fair market value) and approximately 5.2 million common shares would have been issued.

Preferred Shares

The Company’s articles of incorporation authorize issuance of up to 30 million additional preferred shares. No preferred shares other than the Series A preferred shares and the Series B convertible preferred shares (discussed above) have been issued. The Company believes that the authorization to issue additional preferred shares benefits the Company and its shareholders by permitting flexibility in financing additional growth, giving the Company additional financing options in corporate planning and in responding to developments in business, including financing of additional acquisitions and other general corporate purposes. Having authorized preferred shares available for issuance in the future gives the Company the ability to respond to future developments and allows preferred shares to be issued without the expense and delay of a special shareholders’ meeting. At present, the Company has no specific financing or acquisition plans involving the issuance of additional preferred shares and the Company does not propose to fix the characteristics of any series of preferred shares in anticipation of issuing preferred shares other than the Series A

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

preferred shares and Series B convertible preferred shares discussed above. The Company cannot now predict whether or to what extent, if any, additional preferred shares will be used or if so used what the characteristics of a particular series may be. The voting rights and rights to distributions of the holders of common shares will be subject to the prior rights of the holders of any subsequently-issued preferred shares. Unless otherwise required by applicable law or regulation, the preferred shares would be issuable without further authorization by holders of the common shares and on such terms and for such consideration as may be determined by the Board of Directors. The preferred shares could be issued in one or more series having varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions. A series of preferred shares could be given rights that are superior to rights of holders of common shares and a series having preferential distribution rights could limit common share distributions and reduce the amount holders of common shares would otherwise receive on dissolution.

Unit Redemption Program

In April 2012, the Company instituted a Unit Redemption Program to provide limited interim liquidity to its shareholders who have held their Units for at least one year. Shareholders may request redemption of Units for a purchase price equal to 92.5% of the price paid per Unit if the Units have been owned for less than five years, or 100% of the price paid per Unit if the Units have been owned more than five years. The maximum number of Units that may be redeemed in any given year is three percent (3%) of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program. Since inception of the program through December 31, 2013, the Company has redeemed approximately 3.5 million Units representing $35.9 million, including approximately 2.0 million Units in the amount of $20.8 million and 1.5 million Units in the amount of $15.0 million redeemed during 2013 and 2012. As contemplated in the program, beginning with the October 2012 redemption, the scheduled redemption date for the fourth quarter of 2012, through the April 2013 redemption, the scheduled redemption date for the second quarter of 2013, the Company redeemed Units on a pro-rata basis due to the 3% limitation discussed above. Prior to October 2012 and from July 2013, the scheduled redemption date for the third quarter of 2013, through December 31, 2013, the Company redeemed 100% of redemption requests. The following is a summary of the Unit redemptions during 2012 and 2013:

Redemption Date	Total Requested Unit Redemptions at Redemption Date	Units Redeemed	Total Redemption Requests Not Redeemed at Redemption Date
Second Quarter 2012	474,466	474,466	0
Third Quarter 2012	961,236	961,236	0
Fourth Quarter 2012	617,811	46,889	570,922
First Quarter 2013	938,026	114,200	823,826
Second Quarter 2013	1,063,625	637,779	425,846
Third Quarter 2013	677,855	677,855	0
Fourth Quarter 2013	609,079	609,079	0

Distributions

The Company’s annual distribution rate as of December 31, 2013 was $0.825 per common share, payable monthly. The Company began making distributions in February 2011 and for the years ended December 31, 2013, 2012 and 2011, the Company made distributions of $0.825, $0.825 and $0.76 per common share for a total of $59.3 million, $45.0 million and $23.6 million.

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Stock Option Plan

During 2011, the Company adopted a non-employee directors’ stock option plan (the “Directors’ Plan”) to provide incentives to attract and retain directors. The Directors’ Plan provides for an automatic grant of options to purchase a specified number of Units (“Options”) to directors, who are not employees of the Company. The Company’s Compensation Committee (“Committee”) is responsible for administering the Directors’ Plan. The Committee is responsible for granting Options and for establishing the exercise price of Options. Under the Directors’ Plan, the number of Units authorized for issuance is equal to 45,000 plus 1.8% of the number of Units sold in excess of the minimum offering of 9,523,810 Units. This plan currently relates to the initial public offering of 182,251,082 Units. Therefore, the maximum number of Units authorized under the Directors’ Plan is currently 1,356,591 based on the number of Units issued as of December 31, 2013.

The Directors’ Plan generally provides, among other things, that options be granted at exercise prices not lower than the market value of the Units on the date of grant. The options are 100% vested upon issuance and are exercisable six months after the date of grant and will expire 10 years from the date of grant. During 2013, 2012 and 2011, the Company granted options, net of forfeitures, to purchase 57,876, 43,716 and 41,797 Units under the Directors’ Plan and recorded approximately $71,000, $51,000 and $58,000 in compensation expense. All of the options issued have an exercise price of $11 per Unit. Activity in the Company Directors’ Plan during 2013, 2012 and 2011 is summarized in the following table:

	2013	2012	2011
Outstanding, beginning of year:	85,513	41,797	0
Granted	57,876	43,716	53,896
Exercised	0	0	0
Expired or canceled	0	0	12,099

Outstanding, end of year:	143,389	85,513	41,797

Exercisable, end of year:	143,389	85,513	41,797

The weighted-average exercise price of outstanding options:	$11.00	$11.00	$11.00

9. Management and Franchise Agreements

Each of the Company’s 47 hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: Chartwell Hospitality, LLC (“Chartwell”) (5), LBAM Investor Group, L.L.C. (“LBA”) (7), Marriott International, Inc. (“Marriott”) (1), MHH Management, LLC (“McKibbon”) (9), Newport Hospitality Group, Inc. (“Newport”) (2), North Central Hospitality, LLC (“North Central”) (6), Raymond Management Company, Inc. (“Raymond”) (2), Schulte Hospitality Group, Inc. (“Schulte”) (6), Stonebridge Realty Advisors, Inc. (“Stonebridge”) (1), Vista Host, Inc. (“Vista”) (1), Texas Western Management Partners, L.P. (“Western”) (2) or White Lodging Services Corporation (“White”) (5). The agreements generally provide for initial terms of one to 30 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the years ended December 31, 2013, 2012 and 2011 the Company incurred approximately $5.0 million, $3.6 million and $1.3 million in management fees.

Chartwell, LBA, McKibbon, Newport, North Central, Raymond, Schulte, Stonebridge, Vista, Western, and White are not affiliated with either Marriott or Hilton, and as a result, the hotels they

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 21 years. Fees associated with the agreements generally include the payment of royalty fees and program fees based on room revenues. The Marriott franchise agreements generally provide for initial terms of 13 to 20 years. Fees associated with the agreements generally include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the years ended December 31, 2013, 2012 and 2011 the Company incurred approximately $6.7 million, $4.7 million and $1.8 million in franchise royalty fees.

10. Lease Commitments

In connection with the acquisition of three hotels, the Company assumed three land leases. One of the leases has a remaining lease term of 49 years with no renewal options and the other two leases have remaining lease terms of 87 years with no renewal options. All of the leases are subject to an annual base rental payment with defined escalations over the life of the lease. The aggregate amounts of the estimated minimum lease payments pertaining to these leases, for the five years subsequent to December 31, 2013 and thereafter are as follows (in thousands):

2014	$74
2015	74
2016	82
2017	82
2018	82
Thereafter	15,682

Total	$16,076

In connection with the acquisition of the South Bend, Indiana Fairfield Inn & Suites hotel in November 2011, the land on which the hotel resides was conveyed to the Company with an indefinite term (“Vesting Deed”). Under the terms of the Vesting Deed, the Company is required to pay to the University of Notre Dame (“University”) an amount equal to 2% of the room revenues generated by the hotel through June 2012, and 3.25% of the hotel’s room revenues thereafter. The Vesting Deed also grants the University various rights related to the property, including the right to approve changes to the use of the property and approve potential purchasers of the property. For the years ended December 31, 2013, 2012 and 2011, the Company paid $155,000, $120,000 and $9,000 to the University under the terms of the Vesting Deed.

11. Pro Forma Information (Unaudited)

The following unaudited pro forma information for the years ended December 31, 2013 and 2012, is presented as if the acquisitions of the Company’s 21 hotels acquired after December 31, 2011 had occurred on the latter of January 1, 2012 or the opening date of the hotel. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on these applicable dates, nor does it purport to represent the results of operations for future periods. Amounts are in thousands except per share data.

	Years Ended December 31,
	2013	2012
Total revenues	$192,905	$176,078
Net income	39,665	21,238
Net income per share—basic and diluted	$0.54	$0.32

The pro forma information reflects adjustments for actual revenues and expenses of the 21 hotels acquired during the two years ended December 31, 2013 for the respective period owned

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

prior to acquisition by the Company. Net income has been adjusted as follows: (1) interest income has been adjusted to reflect the reduction in cash and cash equivalents required to fund the acquisitions; (2) interest expense has been adjusted to reflect additional borrowings required to fund a portion of the acquisitions; (3) interest expense related to prior owner’s debt which was not assumed has been eliminated; (4) depreciation has been adjusted based on the Company’s basis in the hotels; and (5) transaction costs have been adjusted for the acquisition of existing businesses.

12. Industry Segments

The Company owns extended-stay and limited service hotel properties throughout the United States that generate rental and other property related income. The Company separately evaluates the performance of each of its hotel properties. However, because each of the hotels has similar economic characteristics, facilities, and services, and each hotel is not individually significant, the properties have been aggregated into a single operating segment. All segment disclosures are included in, or can be derived from, the Company’s consolidated financial statements.

13. Hotel Contract Commitments

As of December 31, 2013, the Company had outstanding contracts for the potential purchase of three additional hotels, which were under construction, for a total purchase price of $68.1 million. Two of the hotels, which opened in January 2014, were acquired on January 31, 2014. The remaining hotel should be completed during 2014. Closing on this hotel is expected upon completion of construction. Although the Company is working towards acquiring this hotel, there are many conditions to closing that have not yet been satisfied and there can be no assurance that the closing will occur under the outstanding purchase contract. The following table summarizes the location, brand, number of rooms, refundable (if the seller does not meet its obligations under the contract) contract deposits paid, and gross purchase price under each of the contracts. All dollar amounts are in thousands.

Location(a)	Brand	Rooms	Deposits Paid	Gross Purchase Price
Fort Lauderdale, FL(b)	Residence Inn	156	$3	$23,088
Oklahoma City, OK	Hilton Garden Inn	155	(c)	(c)
Oklahoma City, OK	Homewood Suites	100	(c)	(c)

		411	$303	$68,088

(a)

As of December 31, 2013, the hotels were under construction. The table shows the expected number of rooms upon hotel completion and the expected franchise. The Company closed on the Oklahoma City Hilton Garden Inn and Homewood Suites in January 2014. Assuming all conditions to closing are met, the purchase of the Fort Lauderdale hotel should close during 2014.

(b)

If the seller meets all of the conditions to closing, the Company is obligated to specifically perform under the contract. As the property is under construction, at this time, the seller has not met all of the conditions to closing.

(c)

The Hilton Garden Inn and Homewood Suites hotels in Oklahoma City, OK are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $45 million and deposits of $300,000. These amounts are reflected in the total gross purchase price and deposits paid as indicated above.

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As there can be no assurance that all conditions to closing will be satisfied, the Company includes deposits paid for hotels under contract in other assets, net in the Company’s consolidated balance sheets, and in deposits and other disbursements for potential acquisitions in the Company’s consolidated statements of cash flows. The purchase price for the two Oklahoma City hotels that closed in January 2014 was funded with borrowings under the Company’s credit facility. The Company intends to use the proceeds from the Company’s best-efforts offering and borrowings under its credit facility to purchase the remaining hotel under contract if a closing occurs.

On November 1, 2011, the Company entered into a purchase contract for the potential acquisition of an adjoining Courtyard and TownePlace Suites hotel complex under development in Grapevine, Texas. On March 18, 2013, this contract was terminated. The gross purchase price of the hotels totaled $41.7 million. In connection with the termination of this contract, the initial deposit of $50,000 was repaid to the Company.

14. Legal Proceedings

On December 13, 2011, the United States District Court for the Eastern District of New York ordered that three putative class actions, Kronberg, et al. v. David Lerner Associates, Inc., et al., Kowalski v. Apple REIT Ten, Inc., et al., and Leff v. Apple REIT Ten, Inc., et al., be consolidated and amended the caption of the consolidated matter to be In re Apple REITs Litigation. The District Court also appointed lead plaintiffs and lead counsel for the consolidated action and ordered lead plaintiffs to file and serve a consolidated complaint by February 17, 2012. The Company was previously named as a party in all three of the above mentioned class action lawsuits.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against the Company, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, and David Lerner Associates, Inc. and David Lerner. The consolidated complaint, which was dismissed in April 2013, was purportedly brought on behalf of all purchasers of Units in the Company and the other Apple REIT Entities, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New York, Connecticut and Florida, and alleged that the Apple REIT Entities “misrepresented the investment objectives of the Apple REITs, the dividend payment policy of the Apple REITs, and the value of their Apple REIT investments.” The consolidated complaint asserted claims under Sections 11, 12 and 15 of the Securities Act of 1933, as well as claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint sought, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

On April 18, 2012, the Company, and the other defendants moved to dismiss the consolidated complaint in the In re Apple REITs Litigation. By Order entered on March 31, 2013 and opinion issued on April 3, 2013, the Court dismissed the consolidated complaint in its entirety with prejudice and without leave to amend. Plaintiffs filed a Notice of Appeal to the Second Circuit Court of Appeals on April 12, 2013, and filed their Brief for Plaintiffs-Appellants on July 26, 2013. Defendants-Appellees filed their Briefs on October 25, 2013. In response to the Defendants-Appellees Briefs, the Plaintiffs- Appellants filed a Reply Brief with the court on November 15, 2013. Oral argument in the Second Circuit Court of Appeals is scheduled for March 31, 2014. The Company believes that Plaintiffs’ claims against it, its officers and directors and other Apple REIT Entities were properly dismissed by the lower court, and intends to vigorously defend the judgment

APPLE REIT TEN, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

as entered. In the event some or all of Plaintiffs’ claims are revived as a result of Plaintiffs’ appeal, the Company will, once again, defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

15. Quarterly Financial Data (Unaudited)

The following is a summary of quarterly results of operations for the years ended December 31, 2013 and 2012. Income per share for the four quarters in 2013 and 2012 is non-additive in comparison to income per share for the years ended December 31, 2013 and 2012 due to the timing and size of the Company’s Unit issuances.

2013 (in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$30,866	$40,942	$43,761	$43,347
Net income	$2,888	$9,186	$8,182	$6,082
Basic and diluted net income per common share	$0.04	$0.13	$0.11	$0.08
Distributions declared and paid per common share	$0.206	$0.206	$0.206	$0.206

2012 (in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$24,822	$31,122	$32,482	$29,240
Net income	$1,974	$5,900	$5,519	$3,686
Basic and diluted net income per common share	$0.04	$0.11	$0.09	$0.06
Distributions declared and paid per common share	$0.206	$0.206	$0.206	$0.206

16. Subsequent Events

In January 2014, the Company declared and paid approximately $5.4 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

In January 2014, under the guidelines of the Company’s Unit Redemption Program, the Company redeemed approximately 243,000 Units in the amount of $2.5 million. The redemptions represented approximately 68% of the total redemption requests due to the 3% limitation under the Unit Redemption Program.

During January 2014, the Company closed on the issuance of approximately 1.2 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $13.5 million and proceeds net of selling and marketing costs of approximately $12.2 million.

On January 30, 2014, the Company increased the availability under its revolving credit facility to $150 million.

On January 31, 2014, the Company closed on the purchase of a 155-room Hilton Garden Inn hotel and a 100-room Homewood Suites hotel in an adjoining two-hotel complex in Oklahoma City, Oklahoma. The gross purchase price for the two hotels is $45.0 million.

In February 2014, the Company declared and paid approximately $5.5 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

During February 2014, the Company closed on the issuance of approximately 1.0 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $10.6 million and proceeds net of selling and marketing costs of approximately $9.5 million.